FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 22, 2003

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

NORTEL INVERSORA S.A.

TABLE OF CONTENTS

Item
1.	Nortel Inversora reports Consolidated Financial Statements at March 31, 2003.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

CONSOLIDATED FINANCIAL STATEMENTS

AT MARCH 31, 2003

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

CONSOLIDATED FINANCIAL STATEMENTS

AT MARCH 31, 2003

INDEX

Summary information on the consolidated financial statements at March 31, 2003

1.	The Company

2.	Telecom Group(a)

3.	Summary comparative consolidated balance sheets

4.	Summary comparative consolidated statements of operations

5.	Consolidated ratios

6.	Outlook(a)

(a)	Not covered by the auditor’s report

Consolidated financial statements

Consolidated balance sheets

Consolidated statements of operations

Consolidated statements of changes in shareholders’ equity

Consolidated statements of cash flows

Notes to the Consolidated Financial Statements

Exhibits A to I

Limited review

$ : Argentine peso

US$ : U.S. dollar

$2.98 = US$1

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory regime of Compulsory Public Purchase Offer

SUMMARY INFORMATION ON THE CONSOLIDATED FINANCIAL

STATEMENTS AT MARCH 31, 2003

(Amounts in million of Argentine constant pesos or as expressly indicated)

1.	The Company

•	The Company’s results

The Company reached net income of 497 for the three months period ended March 31, 2003. This income was mainly generated by equity income from related companies.

The Company has accounted for the effects of inflation adjustment adopted by Resolution No. 415/02 of the Comisión Nacional de Valores (“CNV”) following the method adopted by Technical Resolution 6 and modified by Technical Resolution 19, to restate the figures using the wholesale rate of inflation as from January 1, 2002 according to Decree No. 1,269/02.

However, the Government through Decree No. 664/03 stated that regulatory entities are not allowed to receive financial statements adjusted by inflation. Accordingly, the CNV through Resolution No. 441/03 decided to discontinue, as of March 1, 2003, the inflation adjustment method stated by Technical Resolution 6 and complementary regulations. Therefore, the Company has restated the figures corresponding to March 31, 2002 presented herein for comparative purposes in current pesos as of February 28, 2003 using the adjustment factor of 1.6647 which represents the wholesale rate of inflation for the period March 2002 to February 2003. Accordingly, the figures corresponding to 1Q03 include the effects of the adoption of inflationary accounting until February 28, 2003.

Moreover, the Company is providing additional information for a better understanding of the business including figures that have not been adjusted by inflation and which were used as the base for the information presented in constant pesos. This information, that is not required by the current accounting professional rules, can be found in Note 16 to the Consolidated Financial Statements as of March 31, 2003 as “Relevant Additional Information”.

•	The Company’s Shareholders’ meeting decisions

The General Ordinary, Extraordinary and Special Class “A” and “B” Preferred Shareholders’ Meeting of Nortel held on April 30, 2003 approved:

•	to carry forward the total negative unappropriated retained earnings for the fiscal year ended December 31, 2002.

•	approved by majority vote that Nortel Inversora would NOT ADHERE to the “Optional Statutory Regime of Compulsory Purchase Public Offer”. The Meeting likewise resolved to amend section 1 of the Bylaws for the purposes of incorporating the related clause.

•	approved the Board’s proposal, granting power to make the ADR Ratio Change and establish the terms and conditions of the operation when it were necessary, or if the Board deemed it convenient.

•	to hold the Company’s Directors, Syndics and officers harmless against any damages arising from claims related to the performance of their duties pursuant to the Argentine law.

2.	Telecom Group

•	Activities of the subsidiaries

Telecom Argentina reached a consolidated net profit of $907 million for

I

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory regime of Compulsory Public Purchase Offer the first quarter of fiscal year 2003 (“1Q03”). Comparatively, consolidated net loss for the first quarter of fiscal year 2002 (“1Q02”) was $3,734 million.

EBITDA, gross profit/(loss), operating profit/(loss), and net income/(loss) for 1Q03 represented 53%, 25%, (3%) and 107% of net sales, respectively; compared with 45%, 40%, 5% and (272%), respectively, for 1Q02.

II

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory regime of Compulsory Public Purchase Offer

•	Consolidated net revenues

Consolidated net revenues for 1Q03 totaled $851 million, a decrease of $522 million or 38%, compared with $1,373 million for 1Q02 as a result of the inflation adjustment of the figures as of March 31, 2002 and that the regulated rates were frozen after the “pesification” enforced by the Government. Revenues for 1Q03, without adjustment for inflation, would have reached $850 million, an increase of $104 million or 14% compared to 1Q02 ($746 million). This increase is mainly as a consequence of the increases in non-regulated services.

In the basic telephony business, the main component of revenues, measured service, decreased by $144 million or 41% to $204 million during 1Q03 as compared to 1Q02 ($348 million). Unadjusted figures would have shown an increase of $16 million or 9%. Revenues from domestic long distance increased as a consequence of higher average rates prompted by the reduction in promotional discounts while revenues from local telephony decreased slightly mainly due to the fact that the lower number of lines had a negative impact on this segment. Lines in service as of March 31, 2003 reached approximately 3,560,000 compared with approximately 3,746,000 as of March 31, 2002.

Total traffic volume (Local and DLD) measured in minutes decreased by 3% for 1Q03 when compared to 1Q02. Additionally, the outgoing international long distance traffic, measured in minutes, decreased by 20%, compared to 1Q02.

Monthly basic charges decreased by $119 million or 49%, to $124 million for 1Q03 when compared to 1Q02. Unadjusted figures would have shown a decrease of $8 million or 6% reaching $123 million mainly due to the fact that rates were frozen after the “pesification” enforced by the Government and due to a lower average number of lines in service of approximately 225,000 lines.

Revenues from supplementary services decreased by $18 million or 38% to $29 million for 1Q03 when compared to 1Q02. Unadjusted figures would have shown an increase of $4 million or 16% mainly due to lower discounts and a higher number of subscribers to some of these services, partially compensated by the “pesification” of rates enforced by the Government.

Revenues from installation fees paid by new customers remained at the same level of $5 million for both 1Q03 and 1Q02. Unadjusted figures would have shown an increase of $3 million or 150%, largely due to a higher number of lines connected (approximately 32,000 lines connected in 1Q03 as compared to 28,000 lines connected during 1Q02) and a higher average installation price ($146 to $86 per line, denominated in current pesos).

Revenues from public telephony decreased by $25 million or 37% to $43 million for 1Q03 when compared to 1Q02. Unadjusted figures would have shown an increase of $7 million or 19%. The increase was a consequence of the higher traffic generated by public telephony telecommunication centers (“Telecentros”) and higher revenues received from public payphones and telephone cards.

Revenues generated by fixed interconnection services during 1Q03 decreased by $19 million or 42% to $26 million. Unadjusted figures would have shown an increase of $2 million or 8%. Meanwhile, revenues generated by interconnection services provided to cellular operators decreased by $4 million or 31% to $9 million. Unadjusted figures would have shown an increase of $2 million or 29%.

III

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory regime of Compulsory Public Purchase Offer

Regarding the international telephony business, during 1Q03 revenues decreased by $36 million or 40% to $53 million when compared to 1Q02. Unadjusted figures would have shown an increase of $4 million or 8%, mainly due to the revenues generated by Telecom’s subsidiary Telecom USA, lower discounts and higher revenues derived from higher incoming traffic. These effects were partially offset by the freeze of regulated rates and lower outgoing traffic.

Revenues generated by the data transmission business totaled $83 million, representing a decrease of $29 million or 26%. Unadjusted figures would have shown an increase of $22 million or 36%, as a consequence of higher revenues generated by the ground networks and lease of data circuits. Additionally, Internet dial-up measured services increased as a consequence of the higher number of Internet subscribers of other ISPs that use the special prefix 0610 and local numbers with 4004 numbering or similar to access Telecom’s network. As of March 31, 2003 Internet minutes represented 31% of total traffic measured in minutes transported over the fixed-line network.

Internet revenues decreased by $3 million or 18% to $14 million during 1Q03. Unadjusted figures would have shown an increase of $5 million or 56%, mainly due to the increase in ADSL high-speed access and dial-up monthly fees. As of March 31, 2003, the number of ADSL subscribers reached approximately 32,000. Furthermore, Internet dial-up customers reached approximately 148,000.

The revenues generated by the cellular business during 1Q03, decreased by $120 million or 34% to $237 million when compared to 1Q02. Unadjusted figures would have shown an increase of $39 million or 20%.

Unadjusted revenues of Telecom Personal in Argentina would have increased by $49 million or 32% to $201 million when compared to 1Q02. The increase was due to the higher number of subscribers, higher levels of traffic and higher sales of pre-paid cards. Furthermore, the average revenue per user increased by 27% (to $28 per customer per month for 1Q03, denominated in current pesos). Total cellular subscribers of Telecom Personal in Argentina reached approximately 2,235,000, representing an increase of approximately 127,000 customers, or 6%, as compared to March 31, 2002. The customer base as of March 31, 2003, amounted to approximately 1,809,000 prepaid subscribers or 81% and approximately 426,000 post-paid subscribers or 19%.

Núcleo, the subsidiary that provides cellular and PCS services in Paraguay, generated $36 million in revenues during 1Q03, which are consolidated into the revenues of Telecom Personal. This represented a decrease of $41 million, or 53%, as compared to 1Q02. Unadjusted figures would have shown a decrease of $10 million or 22%. The decrease can be mainly attributed to the slight decrease in the customer base and the lower average revenue per user. As of March 31, 2003, Núcleo had approximately 517,000 cellular and PCS customers, a decrease of approximately 25,000 customers, or 5%, as compared to March 31, 2002.

In the telephone directories’ publishing business, revenues from our affiliated company Publicom increased by $1 million, reaching $2 million. Unadjusted figures would have increased by $2 million due to the publication of more important directories in 1Q03 compared with 1Q02.

•	Consolidated operating costs

IV

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory regime of Compulsory Public Purchase Offer

The cost of services provided, administrative expenses, and sales expenses for the three months period ended March 31, 2003 amounted 876, representing a decrease of 429 or 33% when compared to the same period of year 2002, mainly due to the restatement in constant pesos of figures at March 31, 2002.

•	Investment plan

Telecom has made investments in fixed assets for $20,810 million, since the start of operations on November 8, 1990, of which $13 million corresponds to 1Q03. As of March 31, 2003, the net book value of fixed assets totaled $9,222 million.

Of the total amount invested during 1Q03, $7 million or 54% corresponds to basic telephony, data transmission and Internet (public telephony 14%, transmission 43% and outside plant 43%) and $6 million or 46% to cellular telephony.

V

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory regime of Compulsory Public Purchase Offer

3.	Summary comparative consolidated balance sheets

	March 31,
	2003	2002	2001	2000	1999
Current assets	2,414	3,702	2,838	3,091	2,592
Non-current assets	10,344	15,142	12,478	12,348	11,018

Total assets	12,758	18,844	15,316	15,439	13,610

Current liabilities	10,623	7,133	3,566	4,896	2,904
Non-current liabilities	365	10,504	6,467	5,331	5,689

Total liabilities	10,988	17,637	10,033	10,227	8,593
Minority interest	789	664	2,403	2,244	2,172
Temporary differences from translation	36	108	—	—	—
Temporary measurement differences of derivative instruments determined as an effective hedge	—	(375)	—	—	—
Shareholders’ equity	945	810	2,880	2,968	2,845

Total liabilities, minority interest and Shareholders’ equity	12,758	18,844	15,316	15,439	13,610

4.	Summary comparative consolidated statements of operations

	For three months periods ended March 31,
	2002	2001	2000	1999	1998
Net sales	851	1,373	1,798	1,811	1,800
Operating costs	(876)	(1,305)	(1,548)	(1,490)	(1,381)

Operating profit	(25)	68	250	321	419
Equity losses from related companies	—	(5)	(2)	(9)	—
Depreciation of goodwill	—	(4)	(2)	(2)	(2)
Financial and holding results	961	(5,470)	(123)	(101)	(90)
Other expenses, net	(22)	(48)	(13)	(9)	(37)

Net income (loss) before income tax and minority interest	914	(5,459)	110	200	290
Income tax	1	1,699	(42)	(75)	(92)
Minority interest	(418)	1,719	(31)	(37)	(79)

Net income (loss)	497	(2,041)	37	88	119

5.	Consolidated ratios

	3.31.03	3.31.02	3.31.01	3.31.00	3.31.99
Liquidity(1)	0.23	0.52	0.80	0.63	0.89
Solvency(2)	0.08	0.04	0.53	0.51	0.58
Locked up capital(3)	0.81	0.80	0.81	0.80	0.81

(1)	Current assets/Current liabilities
(2)	Shareholders’ equity plus minority interest and temporary differences from translation/Total liabilities.
(3)	Non current assets/Total assets

6.	Outlook

The 1Q03 developed in a economically stable context, unlike the FY2002 context that was socially, politically and economically adverse. In spite of that, Telecom is still affected by the “pesification” of the tariffs at the rate of US$1 =$1 and the lack of resolution of the tariff structure renegotiation, among other matters.

In the context of the debt restructuring, Telecom has continued its conversations with its main financial creditors in order to find a definitive solution to its debt restructuring process. In this process, on April 14th, Telecom announced the launching of a cash tender offers for a portion of its financial debt obligations and the intention of make partial interest payments on its financial debt obligations. The tender offers and the partial interest payments are the first steps of Telecom’ plans to restructure their outstanding financial indebtedness and their ongoing debt service obligations.

VI

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory regime of Compulsory Public Purchase Offer

In this uncertain and critical context, Telecom is still working hard to reduce its cost structure and adapt it to the new environment. Likewise, Telecom has significantly reduced its investment program and has increased its efforts to generate a substantial reduction of its expenditure and increase cash inflows.

Buenos Aires, May 9, 2003

THE BOARD OF DIRECTORS

VII

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory regime of Compulsory Public Purchase Offer

Alicia Moreau de Justo 50, 11th Floor—Buenos Aires

FISCAL YEAR No. 15 beginning January 1, 2003, with comparative information for the three months periods ended March 31, 2002 and

for the fiscal year ended December 31, 2002

CONSOLIDATED FINANCIAL STATEMENTS at MARCH 31, 2003 and 2002

Principal Company activity: Investments

Date of registration with the Public Commerce Registry:

By-laws: October 31, 1990

Last amendment to by-laws: June 15, 2001

Registration number with the Superintendency of Corporations: 8025—Book 108—Volume A of Corporations

Expiration of Company charter: October 31, 2089

CAPITAL COMPOSITION

at MARCH 31, 2003

Capital stock	Subscribed and paid-in (Note 8)
Ordinary shares, $10 nominal value and one vote per share:
Class “A”	26,652,000
Class “B”	26,652,000

53,304,000

Preferred shares, $10 nominal value and one vote per share (Note 8):
Class “A”	10,624,500
Class “B”	14,704,550

25,329,050

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory regime of Compulsory Public Purchase Offer

CONSOLIDATED BALANCE SHEETS (see Note 3.1.c)

	In million of Argentine constant pesos (Notes 3.1.d)
	At March 31, 2003	At December 31, 2002
ASSETS
CURRENT ASSETS
Cash and banks (Note 4.a)	114	89
Investments (Note 4.b)	1,652	1,346
Trade accounts receivable (Note 4.c)	546	600
Other receivables (Note 4.d)	93	77
Inventories (Note 4.e)	6	12
Other assets (Note 4.f)	3	3

Total current assets	2,414	2,127

NON-CURRENT ASSETS
Trade accounts receivable (Note 4.g)	—	1
Other receivables (Note 4.h)	149	139
Investments (Exhibit C)	54	59
Fixed assets (Exhibit A)	9,222	9,689
Intangible assets (Exhibit B)	917	944
Goodwill (Note 4.i)	2	2

Total non-current assets	10,344	10,834

TOTAL ASSETS	12,758	12,961

LIABILITIES
CURRENT LIABILITIES
Accounts payable (Note 4.j)	340	394
Debt (Note 7)	10,035	11,135
Compensation and social benefits payable (Note 4.k)	52	61
Taxes payable (Note 4.l)	152	120
Other liabilities (Note 4.m)	35	42
Reserves (Exhibit E)	9	9

Total current liabilities	10,623	11,761

NON-CURRENT LIABILITIES
Debt (Note 7)	156	145
Compensation and social benefits payable (Note 4.n)	28	29
Taxes payable (Note 4.o)	1	—
Other liabilities (Note 4.p)	28	29
Reserves (Exhibit E)	152	142

Total non-current liabilities	365	345

TOTAL LIABILITIES	10,988	12,106
Minority interest	789	371
Temporary differences from translation	36	36
SHAREHOLDERS’ EQUITY (according to Statement of changes)	945	448

TOTAL LIABILITIES, MINORITY INTEREST AND SHAREHOLDERS’ EQUITY	12,758	12,961

The accompanying notes and Exhibits are an integral part of the consolidated financial statements.

Alberto Messano President

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory regime of Compulsory Public Purchase Offer

CONSOLIDATED STATEMENTS OF OPERATIONS (see Note 3.1.c)

	In million of Argentine constant pesos (Note 3.1.d)
Three months periods ended March 31,	2003	2002
Net sales (Notes 4.q and 18)	851	1,373
Cost of services provided (Exhibit F)	(637)	(829)

Gross profit	214	544
Administrative expenses (Exhibit H)	(65)	(91)
Sales expenses (Exhibit H)	(174)	(385)

Operating profit (loss)	(25)	68
Equity losses from related companies (Note 4.r)	—	(5)
Depreciation of goodwill (Note 4.s)	—	(4)
Financial and holding results (Notes 4.t and 18)	961	(5,470)
Other expenses, net (Note 4.u)	(22)	(48)
Net income (loss) before income tax and minority interest	914	(5,459)
Income tax (Note 9)	1	1,699
Minority interest	(418)	1,719

Net income (loss)	497	(2,041)

Net income (loss) per share (Note 3.1.j)	46.93	(196.26)

The accompanying notes and Exhibits are an integral part of the consolidated financial statements.

Alberto Messano President

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory regime of Compulsory Public Purchase Offer

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the three months periods ended March 31, 2003 and 2002 (see Note 3.1.c)

(In million of Argentine constant pesos—Note 3.1.d)

Concept	Shareholders’ contributions					Earnings			Total Shareholders’ equity
	Capital Stock		Adjustment to capital Stock	Contributions not capitalized	Total	Legal Reserve	Unappropriated retained Earnings	Total
	Ordinary shares Outstanding	Preferred shares		Share issue premiums(1)
Balance at January 1, 2002	53	25	125	896	1,099	160	1,592	1,752	2,851
Net loss (see Note 3.1.c)	—	—	—	—	—	—	(2,041)	(2,041)	(2,041)

Balance at December 31, 2002	53	25	125	896	1,099	160	(449)	(289)	810

Balance at January 1, 2003	53	25	124	896	1,099	162	(813)	(651)	448
Net income	—	—	—	—	—	—	497	497	497

Balance at March 31, 2003	53	25	125	896	1,099	162	(316)	(154)	945

(1)	Share issue premiums resulting from subscription and payment of Class “A” and “B” preferred shares.

The accompanying notes and Exhibits are an integral part of the consolidated financial statements.

Alberto Messano President

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory regime of Compulsory Public Purchase Offer

CONSOLIDATED STATEMENTS OF CASH FLOWS (see Note 3.1.c)

	In million of Argentine constant pesos (Note 3.1.d)
Three months periods ended March 31,	2003	2002
CASH FLOWS PROVIDED BY (USED FOR) OPERATING ACTIVITIES
Net income (loss)	497	(2,041)
Adjustments to reconcile net income to net cash provided by operating activities
Bad debts expense and allowances for other receivable	7	116
Depreciation of fixed assets	449	517
Amortization of intangible assets	28	25
Equity losses from related companies	—	5
Depreciation of goodwill	—	4
Temporary differences from translation on cash and banks	—	15
Materials usage	7	13
Fixed asset disposals	1	28
Reserves	13	20
Interest and other financial expenses	(1,060)	5,886
Termination benefits	(6)	(4)
Minority interest	418	(1,719)
Income tax	(1)	(1,699)
Net increase in assets	(112)	(36)
Net decrease in liabilities	90	(363)

Total cash flows provided by operating activities	331	767

CASH FLOWS PROVIDED BY (USED FOR) INVESTING ACTIVITIES
Fixed asset acquisitions	(17)	(203)
Intangible asset acquisitions	(2)	(5)
Investments not considered as cash or cash equivalents	34	(86)

Total cash flows provided by (used for) investing activities	15	(294)

CASH FLOWS PROVIDED BY (USED FOR) FINANCING ACTIVITIES
Debt proceeds	—	20
Repayment of debt	(1)	(56)
Payment of interest and related expenses	(6)	(171)

Total cash flows used for financing activities	(7)	(207)

INCREASE IN CASH AND CASH EQUIVALENTS	339	266
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF YEAR	1,334	444

CASH AND CASH EQUIVALENTS AT PERIOD END	1,673	710

The accompanying notes and Exhibits are an integral part of the consolidated financial statements.

Notes 5 and 18 provide additional information regarding the Consolidated statements of cash flows.

Alberto Messano
President

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory regime of Compulsory Public Purchase Offer

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS(*)

For the three months periods ended March 31, 2003 and 2002 and for the fiscal year ended December 31, 2002

(Amounts in million of Argentine constant pesos or as otherwise indicated—Note 3.1.d)

INDEX

Note No	Concept	Page

	Glossary of terms	7

1	Company operations	8

2	Regulatory framework of Telecom	8

3	Bases of presentation and summary of significant accounting policies	12

4	Details of principal consolidated financial statement captions	20

5	Supplementary consolidated cash flow information	23

6	Transactions and balances with related companies and parties as defined under Law No 19550 Section 33	24

7	Debt of Telecom group	26

8	Capital stock	29

9	Income tax: adoption of the deferral method	33

10	Commitments and contingencies	36

11	Renegotiation of contracts of Telecom with the public administration	37

12	Suspension of payments of financial debt of the Telecom Group. Tender offer and proposed restructuring plan	38

13	Financial trusts constituted by the Telecom Group for the payment of debt services abroad	40

14	Consolidated information by business segment	41

15	Consolidated quarterly information	44

16	Relevant additional information	44

17	Unconsolidated information	46

18	Differences between Argentine and U.S.GAAP	47

19	Restrictions on unappropriated retained earnings	49

20	Events subsequent to March 31, 2003	49

(*)	Conventionally, the definitions used in these consolidated financial statements are included in the Glossary of terms.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory regime of Compulsory Public Purchase Offer

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

GLOSSARY OF TERMS

The following definitions are not intended as technical definitions, but to assist the reader to understand certain terms as used in the Company’s financial statements.

The Company/Nortel	Nortel Inversora S.A.

Telecom Argentina/Telecom	Telecom Argentina Stet-France Telecom S.A.

Telecom Group/Group	Economic group formed by Telecom and its controlled companies.

ENTel	Empresa Nacional de Telecomunicaciones, which had provided public telecommunication services in Argentina until its privatization.

SC	The Argentine Secretary of Communications.

SBT	Basic Telephone Services.

CNV	The National Securities Commission.

Personal/Núcleo/Cable Insignia/Micro Sistemas/Telecom Internet/Publicom/ Latin American Nautilus/Multibrand/ Nahuelsat/Internacional/Telintar/	Correspond to the corporations controlled by Telecom or that were controlled or jointly controlled by Telecom as defined under the Argentine Corporation Law or that are related parties.

Telecom Argentina USA/ Agroconnection	Corresponds to Telecom Argentina USA Inc. and Agroconnection Inc., a controlled and a related company of Telecom, respectively, as defined under the Argentine Corporation Law.

CNC/CNT	The Argentine National Communications Commission, ex Argentine National Communications.

The Pliego	List of Conditions approved by Decree No. 62/90, related to the privatization of ENTel.

STM	Mobile Telephone Service.

SRMC	Mobile Cellular Radiocommunication Service.

AMBA	Metropolitan Area Buenos Aires, the area of the Federal District and greater Buenos Aires.

PCS	Personal Communications Service. A wireless communications service with systems that operate in a manner similar to cellular systems.

Telecom Italia/FCR/Operators	Telecom Italia S.p.A. and France Cables et Radio S.A. (a controlled company by France Telecom S.A.), jointly referred to as the Operators.

Telefónica	Telefónica de Argentina S.A.

SU	Universal Service: the availability of SBT at an affordable price to all persons within a country or specified area.

IPC	Consumer Price Index.

Price Cap	The application of annual reductions to the general level of Telecom’s rates.

SEC	Securities and Exchange Commission of the USA.

BCRA	The Central Bank of the Argentine Republic.

CPCECABA	Professional Board of Economic Sciences of Ciudad Autónoma de Buenos Aires.

Constant pesos	Currency unit of the financial statements, that is, constant Argentine pesos as of period end, according to FACPCE RT 6.

RT/FACPCE/Argentine GAAP	Technical Resolutions issued by the Argentine Federation of Professional Boards of Economic Sciences, that is generally accepted accounting principles of Argentina.

VPP	Equity method.

IAS/IASC	International Accounting Standards issued by the International Accounting Standard Committee.

AFIP/DGI	The Argentine Tax Authority.

IGJ	Justice Department’s Inspector General

U.S.GAAP	Generally Accepted Accounting Principles in USA.

BCBA/NYSE	Buenos Aires and New York Stock Exchanges, respectively.

PPP	Share Ownership Program.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory regime of Compulsory Public Purchase Offer

EBITDA	Earnings before Interest, Taxes, Depreciation and Amortization.
OCI	Other comprehensive income.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory regime of Compulsory Public Purchase Offer

NOTE 1—COMPANY OPERATIONS

a)	The Company was organized by a consortium of Argentina and international investors to acquire a controlling interest in the common stock of Telecom which was formed as a result of the privatization of the public telecommunication services under the name of “Sociedad Licenciataria Norte S.A.”. Telecom was awarded a non-expiring license to operate in the northern region of the Argentina and began operations on November 8, 1990 (the “Transfer Date”).

The privatization was effected through a Transfer Agreement (the “Transfer Agreement”) between the Argentine Government, as one party, and the Company, at that time represented by the winning consortium, and was implemented through the transfer of ENTel operating assets necessary for the provision of telephone services in the northern region.

b)	Telecom was formed as a result of the privatization of ENTel which had provided public telecommunication services in Argentina. Telecom obtained a license to operate in a designated Northern Zone, beginning operations on November 8, 1990, and provided public telecommunications services on an exclusive basis for seven years subsequent to this date, having the right to a three-year extension of this exclusivity period.

Telecom filed the appropriate petition with the SC to extend the license exclusivity period. Acknowledging Telecom’s filing, the Argentine government established the standards for an orderly transition towards an openly competitive telecommunications market by October 10, 1999, the date at which the exclusivity period ended and Telecom remained qualified to provide SBT nationally.

Likewise Telecom merged various companies under its ownership to provide the following services: international long distance in the Northern Zone, national telex, value added services, data transmission and internet. In order to adapt to the new market demands, Telecom expanded its corporate purpose. This expansion was opportunely approved by the SC and the CNV.

Telecom achieves its business objective of providing services through integration with its subsidiaries. Activities carried out by these entities at March 31, 2003 are as follows:

Activity	Subsidiary	Ownership by Telecom in capital stock and votes	Telecom control is through the following:	Date of incorporation in Telecom
Cellular telephone service	Telecom Personal Núcleo Cable Insignia(a)	99.99% 67.50% 75.00%	— Personal Personal	07.06.94 02.03.98 03.18.98
Data transmission	Micro Sistemas(a)	99.99%	—	12.01.97
International telephone service	Telecom Argentina USA	100.00%	—	09.12.00
Directories edition	Publicom	99.99%	—	06.11.92

(a)	Companies not operative at March 31, 2003.

c)	Publicom, a subsidiary of the Company, was established for the principal purpose of editing, printing, selling and distributing leaflets, magazines, telephone subscriber directories, annuals, directories and all other types of publications, as well as selling advertising in such publications and the development and sale of all types of advertising linked to telephone service or which is based on the means and elements used to provide the service. These activities may be provided by itself or by third parties or associated to third parties.

NOTE 2—REGULATORY FRAMEWORK OF TELECOM

a) Regulatory bodies and practices

Telecom and its telecommunication subsidiaries are regulated by the CNC, decentralized organism dependent on the SC, which is supervised by the

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Corporation non adhered to the Optional Statutory regime of Compulsory Public Purchase Offer

Ministry of Economy. The SC is responsible for developing of sector policies, approving and administrating fundamental technical plans, assisting the Ministry of Economy in rate matters affecting Telecom and the development of telecommunication regulations.

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Corporation non adhered to the Optional Statutory regime of Compulsory Public Purchase Offer

Some of the more pertinent regulations are:

•	The Privatization Regulations, which regulate the process of privatization, including the Pliego,

•	The Transfer Agreement,

•	Telecommunication licenses granted to Telecom and to subsidiaries that provide telecommunication services,

•	Rate agreements and related decrees and regulations approved in Decree No. 764/2000.

b) Licenses held at March 31, 2003

•	Telecom licenses

Telecom holds licenses to provide the following services in Argentina for an indefinite period:

•	Fixed local telephone service,

•	Public telephone service,

•	Long distance, both national and international,

•	Point to point connections, both national and international,

•	Telex, both national and international,

•	Value added services, data transmission, video conferencing, broadcast signal transmission and community repeater,

•	Internet access.

•	Licenses of Telecom’s subsidiaries

Personal is licensed for an indefinite period, on a competitive market basis, to provide STM in the northern region of Argentina, and data transmission and value added services nationally. Additionally, Personal holds a license to provide SRMC in the AMBA, a license without expiration date to provide PCS service in Argentina and the register for the rendering of national and international long distance telephone service.

Núcleo, controlled by Personal, is licensed to provide STM service over Band B nationwide in Paraguay and PCS service in some areas of Paraguay.

c) Causes of revocation of licenses

•	SBT license

Some of the causes that could revoke Telecom’s license are:

(i)	the interruption of all or a substantial part of licensed service;

(ii)	a change in corporate business purpose (without a previous authorization of the appropriate regulatory bodies) or a change of corporate domicile outside of Argentina;

(iii)	any sale, encumbrance or transfer of assets that has the effect of reducing services provided, without the prior approval of the appropriate regulatory bodies.

(iv)	reduction of the Company ownership of Telecom’s capital stock to less than 51%, or the reduction to less than 51% of the collective ownership by the Company shareholders who existed at the date of possession, without the prior approval of the appropriate regulatory bodies.

(v)	the assignment or delegation of the commitments of the Operators without the prior approval of the appropriate regulatory bodies.

If Telecom’s license is revoked, the Company must transfer its shares in Telecom to the regulatory bodies, in trust, for subsequent sale at public auction. Upon the sale of these shares, the regulatory bodies may renew Telecom’s license under conditions to be determined.

•	STM license

According to the STM Pliego, the following causes could revoke Personal’s license:

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Corporation non adhered to the Optional Statutory regime of Compulsory Public Purchase Offer

(i)	repeated interruptions of the services described in the STM Pliego;

(ii)	a transference of the license and/or the rights and obligations related to that license, without previous authorization of the CNC;

(iii)	taxes constituted over the license;

(iv)	creditors meeting or bankruptcy of Personal;

(v)	the liquidation or dissolution of Personal, without previous authorization of the CNC.

d) Decree to deregulate telecommunication services

Decree No. 764/2000 approved, among other items, three new regulations whose basic provisions are as follows:

•	General licensing regulation

Establishes a single license valid throughout Argentina for the provision of all telecommunication service, fixed or mobile, wired or wireless, national or international, with or without proprietary infrastructure. Service providers need not be exclusively devoted to the telecommunications business. There are no requirements for minimum investment or coverage. Radio broadcasting entities may apply for telecommunication licenses. The resale of services is authorized, subject to a license being received. Foreign companies are not restricted from entry.

•	National interconnection regulation

Establishes the basic regulation and general rules applicable to interconnection between networks of the different providers in competence. This regulation introduces important modifications respect to the National interconnection regulation approved in 1998, in which it could be mentioned a decrease in interconnection services index prices of approximately 50%. Increases the number of network components and functions on behalf of the dominant provider (Telecom in the northern zone and Telefónica, in the southern zone), and also details the interconnection obligation down to the local level, the rate setting process and the separation of the local loop. Introduces the interconnection method for numeric translation services known as NTS for the internet, audiotext and collect calls and the transfer of telephone numbers.

•	SU Regulation

Fixes the rate of contribution to the SU Fund at 1% of telecommunication services income. Establishes an Administrative Counsel to manage the SU Fund and oversee the specific programs of the SU. Adopts a “play or pay” mechanism to ensure compliance with SU Fund contributions, but establishes a contribution exemption mechanism for SBT licensees, which considers both net losses and the percentage market participation of other local telephone service providers. The Regulatory Authority has neither implemented the formation of the Fund nor the official programs to be subsidized.

At the end 2002, the SC created a work group which main purpose is the definition of the Net cost calculation for the SU services, and specifically the application of the “Hybrid Cost Proxy Model”, based on incremental costs in a theoretic network, like the definition and methodology of the calculation for “Non-monetary benefits”, in order to determined the costs to compensate the SU provision. This group has issued different documents which are under consultation through different opinion tribunal.

Telecom, in the responses at those consults, insists on the rule simplification, in order to make effective the SU working, denying the

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Corporation non adhered to the Optional Statutory regime of Compulsory Public Purchase Offer validity and application of concepts like the Non-monetary benefits, non-applicable to the argentine reality.

e) Regulation for the call by call selection of the providers for long distance services

On December 28, 2001, the former Ministry of Infrastructure and Housing, issued Resolution No. 613/01 which approved the rules for the call by call selection (“SPM”) of the providers for long distance services.

The call by call selection is a system that, allows users, in each call, to select the long distance provider who will make the communications, dialing before the phone number, the access code 17 (for national long distance calls) or 18 (for international long distance calls) and the three digits PQR for the provider’s identification.

Subsequently, and considering the claims submitted against Resolution No. 613/01 by several carriers, the Ministry of Economy issued Resolution No. 75/03, introducing several changes to the Regulations. The main changes were as follows: to provide SPM is optional for long distance carriers; improvement in blockage modality for delinquency; the service connection is a request of the client and; simplify the obligations connected with service promotion and advertising.

As regards implementation terms, Resolution No. 75/03 sets forth that origin providers, both fixed and mobile, must have their equipment and networks available to provide the SPM service within 120 running days since February 6, 2003.

f) CPP for international calls

In January 2003 the SC determined that overseas calls terminated in cellular telephones would pay for Calling Party Pays (“CPP”) charges. In order to identify such calls, customers dialing from outside to cellular phones in our country, must add a prefix “9”, after the “country code”.

g) Rate structure

On November 28, 1991, Telecom and Telefónica signed a rate agreement with the Argentine government, which was ratified by Decree No. 2585/91 and became effective on December 18, 1991. The principal features of the agreement, which modified the Transfer Agreement, are as follows:

1)	Rates, measured in basic units or “pulsos”, are denominated in United States dollars and will be adjusted twice annually (April and October) to reflect changes in the overall IPC of the United States of America. Rate adjustments do not require prior regulatory body approval. Since year 2000, adjustments were not made as required by the SC.

2)	Invoicing to customers will be in local currency.

Law No. 25561 of “Public Emergency law and reform of the exchange rate”, effective January 6, 2002, in Section 8 nullifies contract clauses providing for adjustments to the value of payments with reference to United States Dollars or other foreign currencies as well as any indexation clauses based on price indexes or similar mechanism. As a consequence, from that date on, the Company’s tariffs were set in pesos at a US$1 to $1 exchange rate. Likewise, Decree No. 293/2002 started a process of renegotiation of contracts with the public Administration in which the rate structure is involved. Additional information on the process of renegotiation of tariffs and the SBT contract is given in Note 11.

•	Rate rebalancing

On December 1, 1999, SC Resolution No. 4269/99 ratified the application of methodology outlined by SC Resolution No. 1801/97. This verified the revenue differences of SBT licensees at the end of a two year period

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Corporation non adhered to the Optional Statutory regime of Compulsory Public Purchase Offer which resulted from rate rebalancing in February 1997. Additionally, the impact of the rate rebalancing was determined to be an increase in revenues of approximately $9.5 million. The future refunding of this amount has not so far been ruled upon by the Regulatory Bodies.

•	Price Cap

The Price Cap is an annually rate regulation system that includes increasing elements (such as the rate increments twice a year—April and October—) and reducing elements (such as the annually adjustments on the efficiency factor—November—).

On April 6, 2000, the Argentine government, Telefónica and Telecom signed an agreement which established, for the application of the 2000 cap, a 6.75% reduction of revenues of licensees covered by the rate regulation (6% as set by the SC and 0.75% as determined by licensees) in the period November 2000/October 2001. The 6% reduction should be applied through the following:

1.	the application of discounts for monthly basic charges to commercial and government clients and discount plans for local measured service and for Internet service to residential domestic customers, in force since March 2000;

2.	the non application of the 110 service approved rate since January 2000 up to November 8, 2001;

3.	the non application of the restatement of the pulse rate considering the variation of the IPC of the United States of America as it should be applied in April and October 2000.

The economic impact generated by 1. and 2. since January 2000 through November 2000 was discounted (considering a 12% annual rate) in three installments that would be each added to the 2000, 2001 and 2002 caps, respectively.

If in November 2000 the 6% reduction would not be reached, the regulatory body would determine in which items of the Rate structure should be applied the discounts in order to reach the agreed reduction.

At this date, the regulatory body has requested Telecom all the information needed to audit the 2000 cap but the final opinion is still pending.

In April 2001, the Argentine government, Telefónica and Telecom signed an agreement which established, for the application of the 2001 cap, a 5.6% efficiency factor for the period November 2001/October 2002, with the following additional discounts:

1.	the non application of the 2001 pulse rate adjustments related to the variation of the IPC of the United States of America;

2.	the second installment of the 2000 cap agreement mentioned above.

The surplus had to be applied as from November 8, 2001 but it is still pending because it was affected by a preliminary injunction stating not to carry out any tariff adjustments. Telecom appealed this injunction arguing that if one part of the formula cannot be applied, the price cap system should be null. Finally, Law No. 25561 of Public Emergency prohibited the tariff adjustments explicitly.

•	Transfer of the tax on debits and credits on bank accounts and other transactions

On February 6, 2003 the Ministry of Economy, through Resolution No. 72/03, authorized Telecom to increase the SBT tariffs, in accordance with that resolution, by the effect of the mentioned tax, which should be shown in the customers’ bills in a detail. The amounts charged before Resolution No. 72/03 (approximately $48 millions at the date of issuance of these consolidated financial statements) will be included in the

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Corporation non adhered to the Optional Statutory regime of Compulsory Public Purchase Offer tariffs renegotiation process, mentioned in Note 11.

NOTE 3—BASES OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

3.1  Bases of presentation

The CPCECABA and the CNV approved RT 16, 17, 18, 19 and 20 of the FACPCE which establish new accounting and disclosure principles (“the new accounting standards”). These new RTs fit in the project of harmonization of Argentine GAAP with IAS issued by the IASC and they take effect as from the Telecom Group’s fiscal year beginning January 1, 2003.

As the Board of Directors has intended:

a) to adopt accounting principles consistent with IAS and

b) minimize the differences to the U.S.GAAP

the management of the Company decided the early adoption of the new accounting standards from fiscal year 2002, in accordance with CNV Resolution No. 434. Additional information on the impact of these new accounting standards on the Company’s financial condition and the results of operations is given in Note 3.1.c.

So, the Company’s consolidated financial statements have been prepared in accordance with Argentine GAAP (RT 4, 5, 6, 8, 9, 14, 16, 17, 18, 19 and 20 established by the FACPCE, modified by the CPCECABA and adopted by the CNV. The consolidated financial statements include certain reclassifications and disclosures to conform more closely to the form and content required by the SEC.

Where investments in subsidiaries are accounted for by the equity method, Argentine GAAP requires companies with a controlling financial interest in other companies to present both parent company and consolidated financial statements as primary and supplementary information, respectively. Because of the special purpose of these consolidated financial statements, the parent company’s summarized financial information is included in Note 17. This approach has been adopted for the convenience of the reader of the financial statements.

In accordance with procedures defined in FACPCE RT 4, financial statements at March 31, 2003, 2002 and at December 31, 2002 have been consolidated on a line by line basis for majority-owned subsidiaries Publicom, Personal, Núcleo, Cable Insignia, Micro Sistemas and Telecom Argentina USA.

The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

These consolidated financial statements are unaudited but, in the opinion of management, reflect all adjustments (consisting only of normal recurring adjustments) necessary to present the financial position and results of operations on a basis consistent with the audited fiscal year financial statements.

a)  Financial statements used for consolidation

Financial statements at March 31, 2003 and 2002 and at December 31, 2002, for the three month periods/year ended at those dates have been used for the consolidation. Consequently, these periods coincide with those of the Company.

b)  Foreign currency translation

The Group follows FACPCE RT 18 with the amendments introduced by the CPCECABA to translate the foreign corporations financial statements (Núcleo, Telecom Argentina USA, Latin American Nautilus and Intelsat Ltd.)

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Corporation non adhered to the Optional Statutory regime of Compulsory Public Purchase Offer into Argentine pesos for purposes of consolidation, total or in a line, considering that companies as companies non integrated.

According to this RT, the investments in these companies have been valued at exchange rate at period-end.

Exchange rates differences resulting from the translation of those financial statements are included in the Company’s consolidated balance sheet in Temporary differences from translation.

c) Effect of the new accounting standards in the consolidated financial statements

The adoption of the new accounting standards in accordance with CNV Resolution No. 434, resulted in changes of valuation and disclosure criteria that have been recorded by the Group as of December 31, 2002 and March 31, 2002as per the following detail:

•	Changes in the valuation criteria of assets and liabilities

1.	Accounting measurement of certain assets and liabilities at their current value. RT 16, which establishes the notions of professional accounting standards, includes as one of the measurement criteria, the use of the discounted amount of the net cash flow to be received and disbursed for receivables and liabilities, respectively, (current value). As a result, RT 17 provides as general criteria the accounting measurement of certain receivables and liabilities in currency based on the calculation of its current value, using the internal rate of return determined at the time of measurement, except the company intends and finds it feasible to dispose of its assets or advance payment of its liabilities.

2.	Liabilities arising from refinancing. RT 17 establishes that when an arms’ length debt is replaced with another one, the terms of which are substantially different from the original ones, the pre-existing account will be written off and a new debt will be acknowledged, the accounting measurement of which shall be made based on the best possible estimate of the sum payable, discounted using a rate evidencing the market assessments on the time value of money and the specific risks of the debt. In addition, the standard provides, without admitting any evidence to the contrary, that the terms are substantially different if the discounted value of the new debt differs at least by ten percent from the discounted value of the refinanced debt. In such regard, as stated in Note 7, the agreements entered into during FY 2002 by the TITAN Financial Trust are a refinancing, so that Personal accounted for this operation conformed with the new accounting standards, using a discount rate of 12% p.a. in US dollars.

3.

Derivative Financial Instruments. RT 20 establishes the particular valuation and disclosure criteria for derivative instruments and hedging transactions. As per this standard, hedging derivative instruments must be acknowledged in financial statements as assets or liabilities at their current values as of the measurement date. In the case of a derivative instrument to protect cash flow risks, the change in its current value is charged, as per the CPCECABA’s amendment, to a specific account called “Temporary measurement differences of derivative instruments determined as an effective hedge” included in the balance sheet and which shall be reclassified as income of the period when assets or liabilities subject matter of the hedge have an impact on such period’s income. Instead, in the case of a derivative instrument to protect the risks of changes in the current value, changes in the current value are directly charged to income of the period. In both cases, the non-cash portion of derivative financial instruments is directly charged to period income when such event is known. As of March

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Corporation non adhered to the Optional Statutory regime of Compulsory Public Purchase Offer

31, 2003, the application of this standard did not give raise to any accounting effect for there were no current derivative instrument existing as of such date and comparative figures were not adequate, since the transition standard establishes the non-correction of accounting balances of years prior to the first year of application.

4.	Temporary differences from translation. RT 18 amended by CPCECABA establishes that the exchange differences arising from translation of financial statements issued in foreign currency shall be exposed as an additional chapter between liabilities and the stockholders’ equity called “Temporary differences from translation” instead of their being acknowledged as income of the period or include in an specific account in the Shareholder’s equity (criteria adopted by the IAS and adopted by the FACPCE).

5.	PCS License. RT 17 amended by CPCECABA in item 5.13.3 establishes that if the useful life of an intangible asset is undefined, its depreciation may not be necessary, subject to comparisons of the accounting residuary value and its recoverable values. Therefore, the management of Telecom decided to suspend the systematic depreciation of the PCS license as from year 2002 considering that the accounting residuary value of such license does not exceed the estimated recoverable value.

•	Changes in disclosure criteria

1.	Reclassification of costs directly associated with sales. RT 19 establishes that only reimbursements and allowances may be deducted from sales. Therefore, turnover tax and other costs directly associated with sales were reclassified at operating costs.

•	Goodwill. RT 19 provides for the breakdown of the goodwill in a specific caption within the balance sheet separating it from the Intangible Assets caption. Depreciation of the caption must be set forth in the consolidated statement of operations as Depreciation of goodwill. In previous periods, the Company included it within Equity losses from related companies.

•	Disclosure and valuation criteria of Class “A” Preferred Shares

At the time of issuance of Class “A” preferred shares, there were no domestic standards in place regulating the accounting treatment of preferred shares with a scheduled redemption and the Company decided to expose such shares in its stockholders’ equity and to value them at their nominal value, restated in constant pesos at each year end, since, based on their issue terms, they were a principal instrument subject to corporate risk.

RT 17 establishes as a particular standard that redeemable preferred shares are part of the liabilities when their issue terms directly or indirectly bind the issuer to redeem them for a determined or determinable amount on a fixed or determinable date. In addition, RT 16 establishes essentiality as one of the characteristics inherent in the information contained in financial statements, stating that transactions and events must be accounted for and exposed basically considering their substance and economic reality.

With the adoption of the new accounting standards, the Company’s Management —with it legal counsel’s assistance—made a new analysis of the issue in the light of RT 16 and 17 and reached the conclusion that Class “A” preferred shares must continue being part of Nortel’s stockholders’ equity.

The grounds for this position include:

•	The redemption and dividend commitment of Class “A” preferred shares is subject to the condition there exist liquid and realised profits.

•	The liability to redeem Class “A” preferred shares arises only after

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Corporation non adhered to the Optional Statutory regime of Compulsory Public Purchase Offer meeting the condition precedent that there exist liquid and realised profits.

•	Therefore, holders of Class “A” preferred shares are shareholders and not creditors.

•	Comparative information

The RT8, with the amendments introduced by the RT19, establishes that, for interim periods, the comparative information related to the balance sheet must be the corresponding to the last fiscal year-end and, the comparative information related to statements of operations, changes in the shareholder’s equity and cash flows must be the corresponding to the same period of prior year.

The adoption of these new valuation and disclosure criteria resulted in the following impacts for the comparative figures of the three month period ended March 31, 2002, as follows:

Three month period ended 3.31.02
(loss) profit
• Changes in valuation criteria of assets and liabilities
1. Temporary differences from translation (in financial and holding results and in minority interest)
The Telecom Group	(110)
Minority interest	67

(43)

2. PCS license
The Telecom Group	11
Minority interest	(5)

6

Total valuation adjustments in period results	(37)

• Changes in disclosure criteria
1. Net sales
The Telecom Group
– Turnover tax	43
– Settlement outgoing expenses	30
– Other direct costs of sales	8

Higher net sales	81

2. Cost of services provided
The Telecom Group
– Turnover tax	(43)
– Settlement outgoing expenses	(30)
– Other direct costs of sales	(8)

Higher operating costs	(81)

Net effect of reclassifications in the Consolidated statements of operations	—

d) Accounting for inflation

The consolidated financial statements have been prepared in million of Argentine pesos of constant currency, recognizing the inflation effects. In order to prepare the accounting for inflation, it was used the mechanism established by RT 6, amended by RT 19, considering the Wholesale Internal Prices Index, as from January 1, 2002, according to National Government Decree No. 1269/02.

Nevertheless, the National Government, through Decree No. 664/03, ordered the Regulatory Bodies, subordinate to the National Government, to not receive financial statements in constant pesos. Therefore the CNV, through its Resolution No. 441/03, resolved to discontinue the application of the restatement in constant pesos established by RT 6 and its amendments from March 1, 2003. The Company has performed this CNV resolution.

Nevertheless, for the CPCECABA the RT 6 continues being in force despite of the low levels of inflation registered (0.74% for the period January—February’03). The management of the Company has analyzed the effects for the discontinuation of the restatement in constant pesos method from March 1, 2003 and considers that such effect has no significant incidence in its operations results and its financial position because in March 2003 the level of inflation was –0.6%.

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The comparative figures in constant pesos corresponding to the three month period ended March 31, 2002, were adjusted using the wholesale internal prices index 1.6647, related to the period March’02—February’03.

•	Implicit financing costs have been segregated in the disclosure of assets and liabilities, where significant.

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Corporation non adhered to the Optional Statutory regime of Compulsory Public Purchase Offer

e) Change in the accounting standards

In February 2003, the CPCECABA approved with some amendments the RT 21 of the FACPCE “Equity method—Consolidated financial statements—Disclosure about related companies” which will be in force for the fiscal years beginning April 1°, 2003, admitting its early adoption. At the date of issuance of these consolidated financial statements, this RT has not been adopted by the CNV yet.

f) Financial instruments to hedge financial risk or reduce financing costs

During the period in which the Convertibility Law that fixed the exchange rate between Argentine peso and the dollar at $ 1 = US$ 1 was in force, as part of its risk management strategy, Telecom Group had decided to convert a significant portion of its debt obligations denominated in foreign currencies other than the U.S. dollar to the U.S. dollar in order to reach a “natural hedge” with its income fixed in dollars. Occasionally, the Group had also swapped the interest on debt in order to balance its financial payments between fixed and floating interest on debt.

However, due to the change in current macroeconomic conditions occurred at the beginning of year 2002, Telecom Group terminated all of its foreign currency and interest rate swap agreements during the second quarter of the year 2002 (see Note 7).

Telecom and its subsidiaries do not invest in speculative derivative financial instruments.

g) Concentration of credit risk

Telecom and some of its subsidiaries provide telecommunication services to residential, commercial and governmental clients, granting credit in accordance with regulations governing such services, generally without security. The fixed customer lines (pre-paid lines were not included) were 3,266,389 and 3,441,574 at March 31, 2003 and 2002, respectively, and the cellular customer lines (pre-paid lines were not included) were 426,687 and 647,214 at these dates, respectively, and represents a diverse customer base.

The risk of collectibility varies among customers largely due to the individual financial situation of the customer. The Telecom Group evaluates the risk of uncollectable accounts and provides an allowance for doubtful accounts receivable.

h) Cash and cash equivalents

In the Consolidated statements of cash flow, the Company includes as cash and cash equivalents all highly liquid investments purchased with an original maturity of three months or less.

i) Revenue recognition of Telecom

Revenue is recognized as services are provided to customers. Revenue recognized may result in receivables not yet billed to customers.

However, in the case of revenues for installation fees, Telecom recognizes them in the period in which the installation service is completed, jointly with the related costs. Considering that the installation costs are higher than the related revenues, it is considered that this criterion corresponds with U.S.GAAP (see Note 18), because U.S.GAAP requires the deferral of the installation fees and the related costs considering the estimated average useful life of customers. However costs in excess of the related revenues cannot be deferred.

For services paid for by the customers but not yet provided to them, Telecom records a liability.

Both services provided for but not billed and services paid for but not rendered are estimated using technical measurement information systems.

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j) Net income (loss) per share

The Company calculates net income (losses) per common share on the basis of 5,330,400 common shares outstanding with a $10 nominal value and one vote per share, considering the net income (loss), less the dividends corresponding to the Class “A” and Class “B” preferred shares.

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3.2	Principal valuation criteria

a)	Balances in foreign currency: at exchange rates existing at each period-end. Exhibit G shows details of foreign currency balances. Foreign exchange gains or losses expressed in constant pesos, net of the effect of the inflation, were credited to or charged against net income of each period, as appropriate.

As the devaluation of the peso had been significant, the CPCECABA issued Resolution No. 3/02, subsequently adopted by CNV Resolution No 398, that required for the capitalization of foreign currency exchange differences by debt, originated in the devaluation of the Argentine peso as from January 6, 2002.

Telecom calculated the capitalization following the methodology described in these resolutions. The financial results capitalized (devolved) are detailed in Note 4.t. and Exhibit A.

b)	Cash and banks in pesos: at nominal value plus accrued interest at each period-end, where applicable.

As part of the credit collection from the public sector, Telecom has received bonds to cancel the credits for services rendered to the different provincial governments. Notwithstanding the foregoing, because of the economic crisis affecting the national and provincial public sector, the fall of the price of such bonds has been very significant and it is not expected to suffer any changes in the short term. Consequently, despite the intention to hold the provincial bonds until their maturity date, the management of Telecom decided to value since December 31, 2001, the holding of these bonds at their estimated sales price.

Likewise, those public bonds received as part of the collection of the particular clients, have been valued as follows:

a)	at its nominal value—without accruing any interests-: for the holding of bonds that Telecom applies for their value and in the short term in order to cancel its tax and commercial liabilities. At March 31, 2003 the Group holds $12 million of bonds with these characteristics, which were included in Cash and Banks.

b)	at its estimated sale price: for the holding of bonds that cannot be applied in the short term in order to cancel tax and commercial liabilities. At March 31, 2003 the Group holds $26 million of bonds with these characteristics, which were included in Cash and Banks. The results from holding these kind of bonds were a loss of $3 million, that are included in Financial and holding results in the Consolidated statement of operations.

c)	Trade accounts and other receivables in currency and liabilities originated in the sale or purchase of goods and services and in financial transactions: at its accounting measurement, as a result of the discounted value of the cash flows that will be generated by assets and liabilities by using the internal rate of return at the moment of the initial measurement. This measurement does not significantly differs from the nominal value plus accrued interest at each period-end.

Premiums or discounts are amortized on a straight-line basis over the debt period. Legal fees, commissions and other bond issuance costs corresponding to debt issuance are capitalized as Intangible assets and amortized over the term of the corresponding debt. Amortization is classified within Financial and holding results in the Consolidated statement of operations.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory regime of Compulsory Public Purchase Offer

d)	Other receivables and liabilities in currency not included in c) above (except for deferred tax assets and liabilities and retirement benefits): at its accounting measurement, as a result of the discounted value of the cash flows that will be generated by assets and liabilities by using the internal rate of return at the moment of the measurement. This measurement does not significantly differs from the nominal value plus accrued interest at each period-end.

e)	Investments:

•	Short term investments: at nominal value plus accrued interest.

•	Public bonds to be held to maturity: at cost plus amortized discount earned using the internal rate of return at date of purchase.

•	Other public bonds: at market value less estimated sales costs.

•	Equity investments of Telecom:

—related companies in which Telecom has significant influence: and its related companies:    at the VPP based upon subsidiaries financial statements and using comparable accounting criteria as are used for the Company’s consolidated financial statements. In those companies where their financial statements closing date is different than that of the Telecom’s one, financial statements with a closing date of no more than three months are used for consolidation purposes.

The management of the Company is not aware of any event that modifies its financial position or the results of its operations or significantly affects the valuation of its investments in subsidiaries or related companies and the corresponding results at March 31, 2003, since the approval date of their financial statements.

•	—Investment in Intelsat Ltd.: at acquisition cost or VPP, the least.

•	Capital contributions: at nominal value restated as detailed in Note 3.1.d.

Investments in foreign companies were valued at exchange rates existing at each period-end. Foreign exchange gains or losses are accounted for in the Temporary differences from translation caption of the Consolidated balance sheets. Investments are detailed in Exhibit C and D.

f)	Inventories: at each period-end replacement cost. Inventories have been recorded at amounts which do not exceed their net realizable value.

The sales prices of cellular handsets are influenced by a marketing strategy to achieve higher market penetration by reducing customer access costs, without losing sight of the overall cellular business profitability. As a result, on occasion, the management of Personal decides to sell handsets at prices lower than replacement cost. As these sales price policies are the result of decisions of the management of Personal, promotional prices are not used to calculate the net realizable value of such inventories.

g)	Other assets:

•	Deferred printing costs: at cost restated as detailed in Note 3.1.d which is expensed as directories are issued.

•	Raw materials: at each period-end replacement cost, net of the allowance for obsolescence. Raw materials, taken as a whole, are not valued in excess of recoverable value

h)	Fixed assets:

•	Transferred from ENTel: at the transfer price, restated as detailed in Note 3.1.d less accumulated depreciation at period-end. At March

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory regime of Compulsory Public Purchase Offer

31, 2003, title transfer of 4.73% of these assets remains to be completed; Telecom is in full possession of these assets, and they are integrated into the economic activity of Telecom.

•	Acquired subsequent to November 8, 1990: at acquisition cost, restated as detailed in Note 3.1.d less accumulated depreciation.

The cost of fixed assets which construction over a prolonged period of time is financed includes capitalized interest on associated third party financing. These costs are detailed in Note 4.t.

Fixed asset acquisitions financed by leases are recorded at the estimated price which would have been paid on a cash basis, with the unpaid amount discounted using the internal rate of return at the moment of the initial measurement (including the purchase price option), recorded as a liability. At March 31, 2003 Telecom holds capital leases in the amount of 2, which due dates are within fiscal year 2003. A summary by major class of fixed assets covered by capital leases, is as follows:

	Book value	Lease terms	Amortization period
Computer equipment	37	3 to 4 years	2, 3 and 6 years
Accumulated depreciation	(29)

Net value	8

Fixed assets whose operating condition warrants replacement earlier than the end of the useful life, are depreciated based on the remaining useful life assigned in accordance with the Telecom’s investment plan.

Fixed assets are depreciated using the straight-line method over the estimated useful lives of each asset class.

The recoverable value of the fixed assets depends on the capacity to generate net cash flows sufficient to absorb the net book value during the periods it is estimated these assets will be useful for the Group.

The management of Telecom periodically evaluates the recoverable value of such fixed assets by the preparation of economic-financial projections considering alternative scenarios based on macroeconomic, financial and telecommunications market hypothesis, which are considered probable or conservative. Notwithstanding the foregoing, the devaluation of the Argentine peso and the “pesificación” of the public services tariffs and the contracts between private parties executed before January 6, 2002, set forth a significant change in the rules for all of the economic factors of the country.

Despite the already mentioned difficulties and considering section 9 of mentioned Law No. 25561 which states that the National Government shall consider the profitability of the public services companies in order to assess the recoverable value of the fixed assets, the management of Telecom have adopted for their projection of incoming cash flows the modification of its tariffs which allows it to recompose the economic-financial equation of Telecom in a non-regulated and competitive market, with reasonable levels of profitability to pay its shareholders and financial creditors. Additionally, the economic–financial projections include the satisfactory results of the Group’s financial debt restructuring described in Note 12.

Based upon the described methodology regarding the recoverable value of the assets and the expected results of the processes of renegotiations of Telecom’s tariffs and the financial debt of the Group, the management of Telecom considers that fixed asset and intangible assets, taken as a whole, are not valued in excess of recoverable value.

Fixed assets activity is detailed in Exhibit A.

i)	Intangible assets: at acquisition cost, restated as detailed in Note 3.1.d less accumulated amortization at period-end.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory regime of Compulsory Public Purchase Offer

The cost of intangible assets developed over a prolonged period of time includes capitalized interest on associated third party financing. These costs are detailed in Note 4.t.

Intangible assets are depreciated using the straight-line method, over the estimated useful lives of each asset class, except for PCS license, as follows:

System development costs	60 months
Debt issue costs	Initial debt term
Usage rights	180 months
Exclusivity rights	Contract term
Websites	24 months
Trademarks and patents	180 months

Telecom has suspended the amortization of the PCS license as from FY 2002 in accordance with the new accounting standards, because it is an intangible with non-defined useful life, which accounting value does not exceed its estimated recoverable value at period-end.

Intangible assets activity is detailed in Exhibit B.

j)	Goodwill: at acquisition cost, restated as detailed in Note 3.1.d less accumulated amortization at period-end.

Goodwill is depreciated using the straight-line method over a sixty months period.

k)	Dismissal indemnities and termination payments are charged to Other expenses when a termination decision is made by Telecom.

l)	Taxes payable:

•	Tax on minimum presumed income: the Telecom Group has estimated tax loss carryforward by the end of fiscal year 2002. Consequently, for the three month period ended March 31, 2003, a credit for tax on minimum presumed income was recorded and has been included in Non current other receivables, because it was estimated that the payments for this tax will be recoverable within the legal term of prescription.

•	Turnover Tax: for the three months period ended March 31, 2003 and 2002, turnover tax as an overall percent of applicable revenues was 3.64% and 3.13%, respectively.

m)	Other liabilities:

•	Retirement benefits: represent obligations for accrued and unpaid benefits stipulated in collective bargaining agreements. Accruals are actuarially determined based upon existing information at each period-end.

n)	Reserves:

•	Asset reserves: have been provided for doubtful accounts receivable, other receivables for the recoverability of the deferred net assets and for inventories whose realization is not assured based upon period-end analyses.

•	Liability reserves: have been provided for contingencies based upon management estimates and the opinion of legal counsel.

Activity in these reserves is detailed in Exhibit E.

o)	Shareholders’ equity accounts: they are restated as described in Note 3.1.d, except Capital stock, at nominal value. The restatement is included in Adjustment to capital stock.

The redeemable preferred shares, whose characteristics are detailed in Note 8, have been valued at nominal value restated as detailed in Note 3.1.d, and disclosured in the equity shareholder’s, because the

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory regime of Compulsory Public Purchase Offer compromised redemption, and the corresponding dividends, are subject to the existence of liquid and realized income.

p)	Statement of operations accounts: they are restated as described in Note 3.1.d, as follows:

•	charges by consumption and non monetary assets depreciation (fixed and intangible assets) were recorded considering the restated amounts;

•	financial results in constant pesos are disclosed net of the effect of the inflation generated by the corresponding assets and liabilities;

•	equity results from related companies, at the VPP based upon the financial statements of the companies detailed in Exhibit C, as indicated in Note 3.2.e.

•	other results at cost restated as described in Note 3.1.d.

NOTE 4—DETAILS OF PRINCIPAL CONSOLIDATED FINANCIAL STATEMENT CAPTIONS

The composition of principal financial statement captions is as follows:

	Consolidated balance sheets at
	March 31, 2003	December 31, 2002
CURRENT ASSETS
a) Cash and banks
Cash	4	3
Banks	72	50
National and Provincial Public bonds(*)	38	36

(*) With settlement power in their respective jurisdictions and used by Telecom to pay taxes there.	114	89

b) Investments
Short term investments (Exhibit D)	1,467	1,160
Financial trust (Exhibit D)	130	—
Public bonds (Exhibit C)	55	186

	1,652	1,346

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory regime of Compulsory Public Purchase Offer

	Consolidated balance sheets at
	March 31, 2003	December 31, 2002
c) Trade accounts receivable
Basic national and international telephone service, data transmission and internet	487	519
Cellular telephone service in the Argentine Republic	280	284
Cellular telephone service abroad	59	70
Directories edition	21	25

Subtotal of trade accounts receivable	847	898
Allowance for doubtful accounts receivable (Exhibit E)	(301)	(298)

	546	600

d) Other receivables
Deferred tax assets (Note 9)	3	4
Tax credits	22	17
Prepaid expenses	31	16
Accounts receivable from employees	7	8
Accounts receivable from unions	1	1
Accounts receivable from roaming	6	9
Various	23	22

	93	77

e) Inventories
Cellular handsets and equipment (Exhibit F)	12	18
Allowance for obsolescence of inventories (Exhibit E)	(6)	(6)

	6	12

f) Other assets
Deferred printing costs	2	2
Raw materials	1	1

	3	3

NON-CURRENT ASSETS
g) Trade accounts receivable
Directories edition	—	1

	—	1

h) Other receivables
Deferred tax credit (Note 9)	266	585
Credit on tax on minimum presumed income	100	85
Certificates of tax credit	23	31
Prepaid expenses	7	6
Receivables from sale of Sky Argentina S.C.A	5	5
Various	8	8

Subtotal	409	720
Allowance for net deferred tax credits (Exhibit E and Note 9)	(255)	(576)
Allowance for other receivables (Exhibit E)	(5)	(5)

	149	139

i) Goodwill

	Original Value at beginning of year	Additions	Original value at year end	Amortization			Net Balance 3.31.03	Net balance 12.31.02
				Accumulated at beginning of year	For the year	Accumulated at year end
On the acquisition of Cable Insignia	3	—	3	(1)	—	(1)	2	2
On the acquisition of Soluciones	71	—	71	(71)	—	(71)	—	—
On the acquisition of Micro Sistemas	5	—	5	(5)	—	(5)	—	—

Total 2003	79	—	79	(77)	—	(77)	2	2

CURRENT LIABILITIES
j) Accounts payable
Vendors	308	360
Advance from customers (Note 3.1.i)	21	21
Capital leases (Note 3.2h)	2	2
Companies Law No. 19550 Sect. 33 and related parties (Note 6.c)	9	11

	340	394

k) Compensation and social benefits payable
Vacation, awards and social benefits	37	41
Termination benefits	10	15
Compensation fund	5	5

	52	61

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory regime of Compulsory Public Purchase Offer

	Consolidated balance sheets at
	March 31, 2003	December 31, 2002
l) Taxes payable
Tax on minimum notional income	62	50
VAT (net of payments)	40	27
Turnover tax	26	24
Other taxes	24	19

	152	120

m) Other liabilities
Declared and available dividends payable	1	3
Declared and available Redemption of Class “A” Preferred shares payable	12	13
Contribution to social programs for Internet access and other	4	4
Repair fund	13	13
Various	5	9

	35	42

NON-CURRENT LIABILITIES
n) Compensation and social benefits payable
Termination benefits	17	18
Compensation fund	11	11

	28	29

o) Taxes payable
Other taxes	1	—

	1	—

p) Other liabilities
Retirement benefits	6	6
Lease of international capacity	12	14
Various	10	9

	28	29

	Consolidated statement of operations
	Income (expense)
Three months periods ended March 31,	2003	2002
q) Net sales
National and international telephone service	515	886
Cellular telephone service	237	357
Data transmission and Internet	97	129
Directories edition	2	1

	851	1,373

r) Equity loss from related companies
Latin American Nautilus	—	(3)
Nahuelsat	—	(2)

	—	(5)

s) Depreciation of goodwill
Soluciones	—	(4)

	—	(4)

t) Financial and holding results
Generated by assets
Interest earned on short term investments	14	(44)
Interest earned on trade accounts receivable	20	19
Foreign currency exchange gains	(157)	905
Results on holding of national and provincial public bonds by collection	(3)	(2)
Losses on exposure to inflation	(16)	(897)
Other financial results	(1)	5

Total generated by assets	(143)	(14)

Generated by liabilities
Interest on debt(*)	(174)	(252)
Capitalized interest and foreign currency exchange differences by debt on work in progress and intangible assets	3	29
Capitalized foreign currency exchange differences by debt	(18)	3,088
Foreign currency exchange losses	1,291	(9,158)
Gains on exposure to inflation	6	839
Results from measurement of liabilities at present value	3	(2)

Other financial results	(7)	—

Total generated by liabilities	1,104	(5,456)

Total financial and holding results	961	(5,470)

(*)	Includes (1) and (4), respectively, corresponding to the amortization of debt issue costs.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory regime of Compulsory Public Purchase Offer

	Consolidated statement of operations
	Income (expense)
Three months periods ended March 31,	2003	2002
u) Other expenses, net
Dismissal indemnities and termination benefits	(9)	(9)
Reserves for contingencies	(13)	(20)
Net income from sale of fixed assets and other income (expense), net	—	(19)

	(22)	(48)

NOTE 5—SUPPLEMENTARY CONSOLIDATED CASH FLOW INFORMATION

The Company uses the indirect method of reconciling net income to cash flows provided by operating activities.

Funds in excess of daily cash needs are invested in short term investments with maturities of less than nine months and, as a result, such investments are not presented in the Consolidated statements of cash flows.

The following table summarizes the reconciliation between cash and cash equivalents considered in cash flow statements and the figures informed in the balance sheet at each date:

	At March 31,		At December 31,
	2003	2002	2002	2001
Cash and banks	114	189	89	129
Short term investments	1,652	631	1,346	347

Subtotal	1,766	820	1,435	476
Less:
a) National and provincial public bonds (Note 4.a)	(38)	(110)	(36)	(32)
b) Short term investments with maturities of more than three monthsArgentina 2004 Bond (Exhibit C)	(55)	—	(65)	—

Subtotal Total of cash and cash equivalents	1,673	710	1,334	444

Changes in assets and liabilities by financial statement caption are as follows:

	Three months periods ended March 31,
	2003	2002
Net decrease (increase) in assets
Investments not considered as cash or cash equivalents	13	223
Trade accounts receivable	(120)	(17)
Other receivables	(11)	(219)
Inventories	6	(17)
Other assets	—	(6)

	(112)	(36)

Net increase (decrease) in liabilities
Accounts payable	(3)	53
Compensation and social benefits payable	(4)	(67)
Taxes payable	108	(313)
Other liabilities	(8)	3
Reserves	(3)	(39)

	90	(363)

•	Principal non-cash transactions

The principal non-cash transactions, which are not reflected in the Consolidated statements of cash flows are as follows:

Fixed asset acquisitions financed by debt and accounts payable	1	11
Capitalized interest on fixed assets and intangible assets	3	28
Inventories leased without charge	—	8
Exchange differences on payments in advance of fixed assets	—	7
Transactions with national and provincial public bonds
Trade accounts receivable collections	169	235
Income tax payments from 2001 annual filing and minimum presumed income	(3)	(26)
Other taxes payments	(84)	(179)
Accounts payable payments	(43)	(47)

	43	37

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory regime of Compulsory Public Purchase Offer

•	Principal investing activities

Fixed asset acquisitions include the following:

	Three months periods ended March 31,
	2003	2002
Debt repayment on fixed assets acquired in prior periods	(8)	(123)

Intangible asset acquisitions include the following:

System development costs	2	5

Funds used and generated by Investments not considered as cash or cash equivalents are as follows:

Public bonds	34	(88)
Proceeds from sales of fixed asset	—	2

	34	(86)

• Principal financing activities

The principal components of financing activities are:

Bank loans and others	—	20

Debt proceeds	—	20

Bank loans and others (Núcleo)	(1)	(56)

Repayment of debt	(1)	(56)

Corporate bonds	—	(64)
Swap contracts collateral	—	(5)
Bank loans and others (Núcleo)	(6)	(48)
Fixed asset and inventory acquisitions	—	(54)
Payment of interest and related expenses	(6)	(171)

NOTE 6—TRANSACTIONS AND BALANCES WITH RELATED COMPANIES AND PARTIES AS DEFINED UNDER LAW No.19550 SECTION 33

a)	Related parties

Related parties are those legal entities or individuals other than related companies defined under Law No. 19550, Section 33, and which are related to the Operators.

b)	Management Contract. Suspension of certain services and payment of the Management Fee until the Contract maturity.

In accordance with point 3.1.3 of the Pliego, Telecom, at the beginning of its operations, entered into a management agreement with the Operators, approved by Decree No. 2332/90 as appendix of the Transfer Agreement. The Management Contract would be automatically renewed as long as Telecom continued to provide services during the exclusivity period.

Under this contract, the Operators committed to provide Telecom with their experience, technology and operating skills in the area of public telecommunications services including, between other provisions, the selection and hiring of qualified management personnel and technical assistance when required by Telecom.

In August 1999, the parties ratified a new five years management contract (“the Contract”), effective since the expiration date of the previous contract with terms and conditions substantially equivalent to the original contract, renewable for a subsequent five year period (since the maturity of the exclusivity period of the license, which was on October 9, 1999) upon agreement by all parties.

In October 2001, considering the Argentine economic recession, the Operators granted Telecom a temporary decrease of the fee set forth in Point 2.7 of the Contract (“Management Fee”),, from 3% to 1.25%, without

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory regime of Compulsory Public Purchase Offer affecting the services to be provided by the Operators or the clauses of the Contract. This decrease was effective during the period extending from October 1, 2001 to March 31, 2002.

Later on, considering the seriousness and extension of the crisis that affected to Argentina and its impact over Telecom’s situation, the Board of Directors agreed with the Operators to suspend transitorily—except for the provisions of the section referred to as “Management and Know—how” on highly qualified personnel to assist in the management—from April 1, 2002 to March 31, 2003 the rights and obligations of the parties provided for in section II of the Contract, which included the suspension of the accrual and collection of the Management Fee. The latter notwithstanding the special services required by Telecom pursuant to what is specifically provided in the Contract. Likewise, France Cables et Radio S.A. and Telecom Italia SpA. stated that, as the Operators—pursuant to Decree No. 62/90, as amended and supplemented, confirmed their intention to provide Telecom with all the reasonable support and cooperation in order to help Telecom overcome its present difficulties, exclusively recovering travelling and hotel expenses related to their involvement in these matters.

Considering that there is an extension of the causes that motivated the agreement before mentioned, Telecom required the Operators to extend all its terms until the Contract maturity, provided in Point 7.2 of mentioned contract (October, 2004), which has been accepted by the Operators.

c)	Balances with Law No. 19550, Sect. 33 Telecom’s related companies and parties:

	Consolidated balance sheets at
	March 31, 2003	December 31, 2002
CURRENT LIABILITIES
Accounts payable
Multibrand	—	1
Latin American Nautilus	—	3

Total with related companies	—	4

Telecom Italia S.p.A. Argentina branch	1	—
Olivetti Argentina S.A.	1	—
Teco Soft Argentina S.A.	1	1
France Cables et Radio Argentina Branch	5	6
Sofrecom Argentina S.A.	1	—

Total with related parties	9	7

Total	9	11

d)	Transactions with Law N° 19550, Sect. 33 Telecom’s related companies and parties:

	Three months periods ended March 31,
	2003	2002
	Cost of services
* Services received
Multibrand	(1)	—
Latin American Nautilus	(2)	(3)
Nahuelsat	(2)	(2)
Intelsat Ltd.	(1)	(2)

Subtotal related companies	(6)	(7)

Telecom Italia S.p.A. Argentina branch	(1)	(12)
Telesoft S.p.A. Argentina branch	—	(11)
Teco Soft Argentina S.A.	(3)	—
Olivetti Argentina S.A.	—	(1)
France Cables et Radio Argentina branch	—	(12)
Sofrecom Argentina S.A.	(2)	(3)
Tel3	(1)	(1)
Subtotal related parties	(7)	(40)

Total cost of services provided	(13)	(47)

* Goods purchased
Telesoft S.p.A. Argentina branch	1	6
Sofrecom Argentina S.A.	—	3
Tel3 S.A.	—	4

Total goods purchased to related parties	1	13

e)	Information on companies of the Telecom Group

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory regime of Compulsory Public Purchase Offer

•	Merger with Internacional

Telintar, a company dissolved and then merged with Internacional, that was then merged into Telecom as from October 1, 1999, presented to the DGI in April 1995 a claim for the refund of operations and asset taxes of approximately $6 million. As the DGI has yet to rule on the company’s claim, the corresponding requested refund has not been recorded.

•	Sale of shares of Multibrand

On March 21, 2003, Telecom sold to Shell Compañía Argentina de Petróleo S.A., in the amount of $3,000, its interest in the related company Multibrand (300 shares of $10 nominal value per share).

NOTE 7—DEBT OF TELECOM GROUP

Debt consists of the following:

	Consolidated Balance Sheets at
	March 31, 2003		December 31, 2002
Current
• Principal
Corporate bonds	4,863		5,407
Bank loans and others	1,830		2,097
Fixed asset acquisitions	2,214		2,522
Inventory acquisitions	439	9,346	511	10,537

• Accrued interest		646		564
• Compensatory interest		43		34

		10,035		11,135

Non-current
• Principal
Bank loans and others (123 correspond to TITAN)		156		142
• Accrued interest		—		3

		156		145

Total debt		10,191		11,280

Corporate bonds of Telecom

Telecom issued various debt instruments under Corporate Bonds Law No. 23576. The following is a summary of the major characteristics of each outstanding issue:

Global Program	Date of issue	Nominal value (in million)		Term, in Years	Maturity date	Annual interest rate as a %	Book value at 3.31.03 (a)	Market value at 3.31.03

B
Series C	11.15.95	US$	200	7	11.15.02	12.0000	376	203
Series E	05.05.97	US$	100	8	05.05.05	4.6990(b)	298	149
Series F	05.30.97		Euro 207(d)	10	05.30.07	8.8750	664	332
Series H	03.18.98		Euro 207(d)	10	03.18.08	4.8100(c)	664	306
Series I	04.08.99		Euro 200	5	04.08.04	8.3750	643	322
Series K	07.01.99		Euro 250	3	07.01.02	7.2500	804	402
D
Series 1	04.07.00		Euro 250	3	04.07.03	7.6250	804	402
Series 2	07.02.01		Euro 190	3	07.02.04	9.5000	610	305
Principal plus premiums							4,863	2,421

Accrued payable interest							457

Compensatory interest							10

							5,330

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory regime of Compulsory Public Purchase Offer

(a)	Tax on corporate indebtedness is not included.
(b)	The series was issued at LIBOR plus 3.125%.
(c)	6 month LIBOR for Itl plus 1.5%.
(d)	They were originally issued in Italian Lira.

•	Use of financing proceeds

Series C was applied to restructure liabilities and working capital in Argentina. As a result of the repurchase of obligations in 1997 (US$72 million) and retirement of obligations on November 15, 1999 (US$1,873,000), the principal balance outstanding is US$126,127,000.

Series E was applied to restructure liabilities.

Series F, H, I, K, 1 & 2 were used to restructure liabilities and for working capital in Argentina.

•	Global debt programs

❑	Global program B

The period for debt instruments permitted to be issued under this program ended August 10, 1999. At March 31, 2003, Telecom has six series of bonds outstanding under this program.

❑	Global programs C and D

Telecom has two programs for the issue and re-issue of corporate bonds not convertible into shares: one for short-term debt up to US$200 million (“C”) and one for medium term debt up to US$1,500 million (“D”). At March 31, 2003, Telecom has two series of bonds outstanding under program D.

•	Characteristics of corporate bonds

Telecom’s shareholders granted the Board of Directors of Telecom the authority to set the terms of debt instruments within each program: amount, interest rate, series price and currency denomination.

Debt instruments corresponding to corporate bonds and indebtedness programs have been assessed by two businesses which rate risk within Argentina.

Terms and conditions of corporate bonds establish certain commitments by Telecom, in case that:

a)	Telecom permits certain liens on assets or revenues in order to offer security for certain debt obligations, without offering equal coverage to corporate bonds outstanding.

b)	Telecom and its subsidiaries may merge or consolidate with any outside party, selling or otherwise disposing of assets which may be considered integral to the provision of telecommunication services.

Banks loans

❑	Syndicated loans to Telecom

Lead bank	Nominal value (in million)		Term, in years	Maturity Date	Annual interest rate as a %	Debt amortization	Net book value at 3.31.03
Banc of America	US$	135	3	9.28.03	LIBOR plus 1.625% (year 1) LIBOR plus 1.875% (year 2) LIBOR plus 2.125% (year 3)	At maturity. Prepayment permitted	402

							402

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory regime of Compulsory Public Purchase Offer

At March 31, 2003 LIBOR was 1.23125%.

❑	Titan financial trust

Personal issued two promissory notes dated August 23, 2000 for US$ 30 million each, with maturity dates on August 23, 2002 and August 25, 2003, respectively, in favor of Bank of America N.A., Buenos Aires Branch, which were part of the TITAN Telecom Personal 2000 Class I Financial Trust constituted under the zero coupon regime by the mentioned entity according to Law No 24441 of the Argentine Republic. Simultaneously, Personal and the trustee executed an early cancellation agreement under which Personal, given certain events, agreed to the notes’ early cancellation at their current value and to bear the early termination costs arising from the forward purchase agreements that, under the Trust agreement, trustee should contract as coverage of the dollar revenue coming from the notes’ collection and the disbursements in pesos deriving from its payment obligation under the debt securities.

Subsequently, Personal notified trustee of the occurrence of a fact that constituted an event of default under the terms of the early cancellation agreement. This situation resulted in the submission of a refinancing proposal modifying the Trust’s terms and conditions. Such proposal was accepted by Trustee.

Pursuant to Decree No 992/02 in relation to the re-organization of the financial system, under which liabilities in dollars of forward contracts were converted into pesos at a rate of US$1= $1.40, Personal notified its intention of suspending the negotiations and the execution of the documentation provided for in the proposal. These facts gave rise to controversies between the parties resulting in the execution of an arbitration agreement.

On November 28, 2002 an arbitration court issued a final and unappealable award for the parties providing that after the passing of Decree No 992/02, Personal was legally bound to carry out the transactions set forth in the proposal, award which has been duly and timely complied with.

In fulfillment of the award, on December 13, 2002, the parties executed an agreement providing for the termination of the early cancellation agreement and the forward contracts with retroactive effect as of June 13, 2002. By virtue of this, Personal undertook the obligation to bear the forward contracts termination costs for an approximate amount of US$ 27 million supported by four promissory notes denominated in US dollars and governed by the law of the State of New York (the “BofA Promissory Notes”), payable in 18 consecutive quarterly installments after a grace period running from June 13, 2002 to and including December 31, 2003, plus interest at LIBOR plus an annual 3% interest rate payable quarterly as from the expiration of the grace period. Likewise, it was agreed to replace the original promissory notes by a new promissory note for an approximate amount of US$ 27 million under the terms and conditions set forth by the law of the State of New York (the “Holders’ Promissory Note”) payable on June 13, 2008 plus interest at LIBOR plus an annual 3% interest rate accruing as of June 13, 2002 that will be quarterly paid as from the expiration of the grace period. The agreement provides that LIBOR plus 3% shall not exceed a 10% annual interest rate.

It should be noted that this debt is not excluded from the financial debt total restructuring that the Telecom Group is carrying out together with its creditors.

❑	Other bank loans

In addition, the Group is indebted under bank loans for 1,584 (principal and exchange rate differences), bearing an average annual rate of 4.98%.

Fixed asset acquisitions

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory regime of Compulsory Public Purchase Offer

Loans received from banks and other financial institutions for varying amounts and maturity dates bear an average annual interest rate of 4.55%. Some of the more pertinent are:

•	Ceded by ENTel to Telecom

L’Instituto Centrale Per Il Crédito a Medio Termine (“Mediocredito Centrale”) granted the Argentine government a loan credit of approximately Euro 103 million to finance a project for the digitalization of the Argentine telephone network.

The Argentine government ceded to Telecom rights to this loan credit for approximately Euro 50 million. Reimbursement of the principal used will be made in thirty semi-annual, equal installments bearing an annual interest rate of 1.75%. The Argentine government continues to be the debtor obligated to repay the Mediocredito Centrale. Telecom is obligated to comply with the loan credit’s terms and, should it fail to make defined loan installment payments, has authorized the Argentine government to settle such debts with amounts owed Telecom for telecommunication services rendered to the government after the date of non-compliance. At March 31, 2003, the balance owed is 127 (principal plus accrued interest), which approximates Euro 39 million.

•	Japan Bank loan to Telecom

On June 29, 1998 Telecom signed a loan agreement with Japan Bank for International Cooperation under which it borrowed Yen 11,652 million on September 9, 1998 with repayment due on June 15, 2010. At March 31, 2003, the balance owed is 295 (principal plus accrued interest).

Inventory acquisitions

Loans received from banks and other financial institutions for varying amounts and maturity dates bear an average annual interest rate of 4.07%.

Derivative financial instruments

As described in Note 3.1.g, Telecom Group had entered into foreign currency swap and interest rate swaps to hedge the different risks exposed in relation to its debts. However, in connection with its decision to suspend the payments on its financial debts described in Note 12, Telecom Argentina initiated discussions with its counterparts to mutually unwind and terminate its interest rate and currency swap obligations, as payments under such hedges were not consistent with the decision to suspend the payments on its financial debt obligations. In addition, as the Argentine peso is no longer pegged to the U.S. dollar, such hedges no longer served their intended purpose.

As a consequence, during the second quarter of fiscal year 2002, Telecom Group mutually agreed with its swap counterparts to unwind all interest rate and currency swap agreements.

NOTE 8—CAPITAL STOCK

1. Of Nortel

1.1	Capital stock

The Company’s capital at March 31, 2003 is as follows:

Ordinary shares subscribed, paid-in and registered at the Public Register of Commerce
Class “A” ordinary shares (belonging to Telecom Italia Group)	26.65
Class “B” ordinary shares (belonging to France Cables et Radio Group)	26.65

53.30

Preferred shares subscribed, paid-in and registered at the Public Register of Commerce
Class “A” preferred shares	10.62
Class “B” preferred shares	14.70

25.32

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory regime of Compulsory Public Purchase Offer

1.2	Preferred shares

Classes “A” and “B” preferred shares are governed by the Argentine laws and are related to the jurisdiction of the Ciudad Autónoma de Buenos Aires commercial courts.

•	Class “A” preferred shares

The issuance terms of Class “A” preferred shares provide:

a)	An annual cumulative preferential base dividend of 6% for the fiscal years until December 31, 2006 that, for the purposes of its computation, is independent from the results generated in the period and equivalent to a fixed percentage on the price of subscription less any payment prior to redemption.

In addition, it is set forth that base dividends for any given fiscal year of the Company not declared and paid at the end of the fifth calendar month after closing of the fiscal year, shall accrue interest as of the last day of said calendar month until the date they are made available to shareholders, at LIBOR. At March 31,2003, this rate is 1.28% and the amount of these interests is approximately $ 0.29 million.

b)	An additional non cumulative dividend for each fiscal year since 1994 until the last redemption period that will be due on December 2006, if the distributable return on capital exceeded 10%.

c)	Their scheduled redemption in ten equal successive annual payments during the years 1998 to 2007.

The redemption payments shall be made exclusively with funds out of liquid and realized profits and/or distributable reserves. In the case of an accrued and unpaid redemption, said sum shall bear interest as of the scheduled redemption payment date until the date they are made available to shareholders, at LIBOR. At March 31,2003, this rate is 1.28% and the amount of these interests is approximately $ 0.94 million.

d)	Their obligatory redemption if Telecom Italia and FCR, jointly, sell or cease to hold the ownership or direct or indirect control of more than 50% of the outstanding shares of common stock of the Company. Redemption payments shall only be effected with funds out of liquid and realized profits and/or distributable reserves.

e)	Holders of Class “A” preferred shares shall be entitled to vote in case of failure to pay base dividends, accrual and failure to pay additional dividends and/or in any of the events provided for in Incise 6 of the Terms of Issuance. In the case such right to vote applied, each holder of Class “A” preferred shares shall be entitled to cast one vote per share and will vote together with Class “B” preferred shares, if the latter were entitled to vote, and shares of common stock as one class; except for those matters related to the election of Directors where, as it is set forth in Section 15 of the corporate Bylaws. They shall be entitled to the election of one regular director and one alternate director jointly with Class “B” preferred shares in the case they are also entitled to vote. The right to vote of Class “A” preferred shares holders shall cease upon the completion of the distribution by the Company of all base dividends and additional dividends previously accrued and unpaid, plus the applicable interest.

f)	Class “A” preferred shares rank pari passu without any preference among them and have priority as regards rights to dividends and rights in the case of winding up in relation to shares of common stock, Class “B” preferred shares and any other class of preferred shares issued by the Company at any time.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory regime of Compulsory Public Purchase Offer

Likewise, in accordance with Decree No 214/02, the redemption of capital corresponding to preferred shares, that under the issuance terms should be in U.S, dollars, has been converted into pesos at an exchange rate of $1=US$1 and, as of February 3, 2002 is subject to the application of the “CER” (“reference stabilization index”).

As a consequence of the application of the CER, the capital corresponding to Class “A” preferred shares and the dividends accrued at year-end, before and after of Decree No.214/02 are as follows:

	Before Decree No. 214/02 (US$)	After Decree No. 214/02
Class “A” preferred shares:
Par value	11	11
Amount calculated according to the issue terms	317	455
Preferred dividends accrued:
Corresponding to fiscal year 2001	19	27
Corresponding to fiscal year 2002	19	27
Corresponding to fiscal year 2003	5	7

•	Class “B” preferred shares

The Terms of Issuance of Class “B” preferred shares set forth that:

a)	Class “B” preferred shares are not redeemable.

b)	A non cumulative dividend equivalent to a share (49.46%) of the Company’s profits legally available for distribution after the payment of the dividends on Class “A” preferred shares. On April 25, 1997, a Special Meeting of Shareholders resolved to amend section 4(a) (“right to dividends”), reducing the formula for the calculation of dividends by 50 basic points (0.50%) (currently 48.96%) as of June 16, 1997. This resolution was filed with the Superintendency of Legal Entities on July 16, 1997 under number 7388.

c)	Holders of Class “B” preferred shares shall be entitled to vote in case of accrual of and failure to pay any preferred dividend and/or in any of the events provided for in incise 6 of the Terms of Issuance. In the case such right to vote applies, each holder of Class “B” preferred shares shall be entitled to cast one vote per share and shall vote jointly with Class “A” preferred shares, if the latter were also entitled to vote, and shares of common stock as one class; except for those matters related to the election of Directors, as it is set forth in Section 15 of the Company’s Bylaws. Class “B” preferred shares shall be entitled to elect one regular director and one alternate director, jointly with Class “A” preferred shares if the same were also entitled to vote. Class “B” preferred shares’ right to vote shall cease upon the disappearance of the causes that gave rise to such right.

d)	Class “B” preferred shares rank pari passu without any preference among them and have priority in the case of winding up with respect to the shares of common stock held by Nortel.

The Company agreed not to allow its subsidiary Telecom to constitute, incur, assume, guarantee or in any other manner become responsible for the payment of any debt excluding accounts payable as a result of the normal course of business, if as a result of doing so its ratio of total liabilities to its Shareholders’ equity, as shown in the unconsolidated financial statements for interim periods, prepared in accordance with Argentine GAAP, exceeds 1.75:1. At March 31, 2003, the ratio has exceed 1.75 as a consequence of the devaluation of the peso during year 2002, exclusively.

The Company was admitted to the public offering regime on December 29, 1997, by CNV Resolution No.12056. On January 27, 1998, as a result of the

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory regime of Compulsory Public Purchase Offer authorization requested, the BCBA authorized the listing of the Company’s Class “B” preferred shares.

•	Voting right for Class “A” and Class “B” preferred shareholders

Considering that the Company did not pay Class “A” preferred shares holders the compromised amount due to the fiscal years ended December 31, 2001 and 2002, these shareholders were entitled to vote, according to the issuance term and conditions applicable to that class of shares. Additionally, as Telecom has exceed the ratio of 1.75 before mentioned in point d), during fiscal year ended at December 31, 2002, Class “B” preferred shares holders were entitled to vote too, according to the issuance term and conditions applicable to this class of shares. The voting right was exercised jointly for both classes of shareholders, through the election of a regular director and an alternate director during fiscal year 2002.

•	Transfer of Nortel’s listed share to a reduced trading panel

As the negative retained earnings absorbed the totality of reserves and more than fifty per cent of the adjusted capital stock at December 31, 2002, the BCBA resolved to trade Nortel’s listed shares in a reduced trading panel, according to the provisions of Section 38 incise b) of the Rules to List in the BCBA

•	Nortel’s ADRs listing in NYSE

Under NYSE rules, the ADRs average closing price of a security can not be less than US$1.00 over a 30-day trading period. Consequently, on July 22, 2002, the Company was notified by the NYSE in order to meet the minimum share price criteria, by bringing its share price and average share price back above $1.00; if not, the ADRs would be delisted. The Company replied to the NYSE informing that, as approved by the corresponding Shareholders’ Meeting, the necessary actions will be taken in the corresponding terms, in order to meet the NYSE standards. It should be noted that in the meantime, Nortel’s share price increased and ADRs met once again NYSE’s standards on minimum price per ADR, so the Board of Directors proposed the Shareholders’ Meeting held on April 30, 2003 to grant the Board the powers to order an increase in the number of shares evidenced by each Nortel ADR (the “Ratio Change”), if it were necessary. The mentioned Shareholder’s Meeting approved the Board’s proposal, granting power to make the Ratio Change and establish the terms and conditions of the operation when it were necessary, or if the Board deemed it convenient.

2. Capital stock of Telecom

Telecom’s shares are publicly quoted and traded on the BCBA and the NYSE. Only Class “B” shares are effectively traded, as the Company owns all Class “A” shares and Class “C” shares are dedicated to the Share Ownership Program.

Class “B” shares began trading on the BCBA on March 30, 1992, and on the NYSE, under the symbol TEO, on December 9, 1994 in the form of American Depositary Receipts (“ADR” or “ADS”) upon SEC approval of the Exchange Offer. Under provisions of the Exchange Offer, holders of the Company’s ADRs which are restricted under Rule 144-A and holders of Global Depositary Receipts issued under Regulation S were permitted to exchange them for unrestricted ADR, equivalent to 5 Class “B” shares. As from July 15, 1997 Class “B” shares are traded through the International Quotation System of the Mexican Stock Exchange.

Month end market quotations on the BCBA have been as follows:

Month	1999	2000	2001	2002	2003
	Price per share (in Argentine pesos as of each date)
January	4.80	7.41	4.48	2.68	2.14
February	5.39	8.37	3.25	2.34	2.60

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory regime of Compulsory Public Purchase Offer

March	5.44	6.94	3.13	1.79	2.17
April	6.85	5.55	3.15	1.15	3.16
May	5.69	4.94	3.14	0.74
June	5.50	5.52	3.09	0.60
July	5.39	5.12	1.97	0.68
August	5.63	4.70	1.97	0.74
September	5.42	4.35	1.71	0.70
October	5.50	3.54	1.25	0.99
November	5.85	2.96	1.26	1.59
December	6.88	3.04	1.81	1.69

•	Share ownership program

The PPP, established by the Argentine government, included 10% of Telecom’s shares, representing the Class “C” shares transferred to the former employees of ENTel by the government in December, 1992. These shares were pledged to guarantee the balance of the sales price owed by the Telecom’s shareholders to the Argentine government. Prepayment of the balance owed was approved by Decree No. 1623/99 and made by the PPP in March 2000, thereby releasing the pledge.

Shares held by the Guaranty and Repurchase Fund (the “Fund”) of the PPP were restricted from sale until an injunction was released. Once the injunction is lifted, the Fund may sell an amount of shares necessary to cancel the debt owed to former employees participating in the PPP. Shares then remaining in the Fund will be distributed in accordance with the decision of the majority of employees at a special meeting convened in accordance with Decree No. 584/93 Section 15.

The Shareholders’ Meeting of March 14, 2000 approved the conversion of 52,505,360 Class “C” shares affected to the PPP into Class “B” shares to facilitate their sale. In May 2000 participating PPP shareholders sold 50,663,377 shares nationally and internationally as approved by the CNV and as registered with the SEC. As of March 31, 2003 52,415,411 Class “C” shares have been converted into Class “B” shares.

On September 17, 2002, the Judicial Inspector of the PPP required Telecom to take the necessary steps to convert 15,000,000 Class “C” shares held by the Fund into Class “B” shares since the precautionary measures that affected them had been raised. Telecom replied that a conversion requires a Shareholders’ Meeting and further proposed to obtain judicial authorization so that said Meeting should consider the conversion of all Class “C” shares into Class “B” shares in order to avoid holding successive Meetings every time some shares held by the Fund were released from precautionary measures. The PPP Inspector informed that he had not gotten the judicial authorization yet. Telecom is considering this matter.

•	Transfer of Telecom’s listed shares and Corporate bonds to a reduced trading panel

As the negative retained earnings absorb the totality of reserves and more than fifty per cent of the adjusted capital stock, the BCBA resolved to trade Telecom’s listed shares in a reduced trading panel, according to the provisions of Section 38 incise b) and c) of the Rules to List in the BCBA. By the same causes and as a consequence of the suspension of payments of its financial debt, it has also been transferred to a reduced trading panel the trading of Telecom’s Corporate bonds, according to the provisions of Section 39 incises a) and c) of the above mentioned Rules.

•	Telecom’s ADRs listing in NYSE

Under NYSE rules, the ADRs average closing price of a security cannot be less than US$1.00 over a 30-day trading period. Consequently, on July 29, 2002, Telecom was notified by the NYSE in order to meet the minimum share price criteria, by bringing its share price and average share price back above $1.00 within six months of receipt of the notification; if not, the ADRs would be delisted. Telecom replied to the NYSE informing that the

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory regime of Compulsory Public Purchase Offer necessary actions would be taken in the corresponding terms, in order to meet the NYSE standards.

However, the NYSE had requested Telecom to inform if the measures to correct the minimum average share price would be adopted by the Board of Directors within six month of receipt of the notification or if the issue would be discussed in the next Shareholders’ Meeting.

After ratifying its intention of adopting the provisions necessary to meet the minimum price criterion set forth by the NYSE and, thus, maintain Telecom’s ADRs listing in the market, the NYSE was informed that the issue would be submitted to the Shareholders’ consideration including it in the Agenda of the next Annual Shareholders’ Meeting. In the meantime, Telecom’s share price increased and ADRs met once again NYSE’s standards on minimum price per ADR, so the Board of Directors proposed the ordinary and extraordinary Shareholders’ Meeting held on April 30, 2003 to grant the Board the powers to order an increase in the number of shares evidenced by each Telecom ADR (the “Ratio Change”), if it were necessary. The mentioned Shareholder’s Meeting approved the Board’s proposal, granting power to make the Ratio Change and establish the terms and conditions of the operation when it were necessary, or if the Board deemed it convenient.

•	Causes of mandatory reduction of capital stock of Telecom

Due to the significant reduction in Telecom’s shareholders’ equity as a consequence of the losses reported in fiscal year 2002, because of the economical and social crisis that took place in the Argentine Republic and that have absorbed the totality of reserves and more than fifty per cent of the adjusted capital stock, at the date of issuance of these consolidated financial statements, Telecom would be under the provisions of section 206 of the Argentine Corporation Law referring to the mandatory reduction of capital stock.

However, the National Government through Decree No. 1269/02, has suspended the application of sections 206 and 94, incise 5 of the Argentine Corporation Law until December 10, 2003. Section 94, incise 5 sets forth as a cause of dissolution of a company the loss of capital stock. This situation arises when Telecom reports a negative shareholders’ equity.

NOTE 9—INCOME TAX: ADOPTION OF THE DEFERRAL METHOD

•	Income tax

The composition of the income tax recorded in the consolidated statement of operations is the following:

	Three months periods ended March 31,
	2003	2002
Deferred income tax (expense) benefit	(364)	2,039
Restatement in constant pesos	—	375
Deferred income tax (expense) related to the restatement in constant pesos of fixed assets, intangible assets and other assets (*)	48	(706)

Subtotal	(316)	1,708
(Use) increase of allowances for net deferred tax assets	317	(**)
		(9)

Total	(***) 1	1,699

(*)	Corresponds to the temporary differences originated in the restatement in constant pesos of fixed assets, intangible assets and other assets.
(**)	Corresponds to Núcleo.
(***)	Corresponds to Publicom.

•	Deferred income tax

The Company and Telecom Group have accounted for income taxes under the deferral method according to the FACPCE RT 17.

Deferred income tax at each period-end has been determined based upon the temporary differences between the financial and tax bases of assets and liabilities. Deferred tax assets arise largely from asset realization allowances not deductible for tax purposes, from tax loss carryforwards and

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory regime of Compulsory Public Purchase Offer from tax basis of foreign currency exchange differences generated by debts in foreign currency. Deferred tax liabilities principally arise from differences in fixed and intangible assets valuation as compared to the tax basis of such assets, substantially due to differences in depreciation and the tax treatment of capitalized interest in those captions and the accounting for inflation.

To account for these differences, the Company uses the liability method of accounting. Under this method, deferred income taxes are established for all temporary differences, recognizing their variations in Income tax in the consolidated statement of operations. In these aspects, RT 17 is substantially consistent with SFAS 109 and with IAS 12.

In accordance with Argentine GAAP related to income taxes accounted for by the deferral method the recoverability of tax credit carryforwards against future income must be evaluated and requires a careful analysis of their recoverability. Deferred tax credit recoverable value depends on the existence of future profits subject to income tax sufficient to be used before the legal lapse of the right.

The National Government, through Decree No. 2568/02 dated December 11, 2002, stated that net losses from exchange differences of assets and liabilities in foreign currency in existence up to January 6, 2002 must be determined considering the exchange rate of US$1=$1.40 and will be deductible for income tax purpose only at a rate of 20% per year starting in fiscal year 2002. Consequently, the difference between the $1.40 rate and the exchange rate at year end ($3.37) must be entirely deducted for income tax purpose in fiscal year 2002.

This Decree nullified the interpretation of Telecom and its fiscal counsel, which considered that the whole exchange difference would be deferred in the period 2002 – 2006. As a consequence of this and considering the five year prescription period for tax loss carryforward, the probabilities to obtain enough taxable profits in the period 2003 – 2007 in order to use the tax credit carryforwards existing at December 31, 2002 and the deductible exchange differences for the next four fiscal years, have diminished. So, the management of Telecom has decided to record a reserve since December 31, 2002, in addition to the existing reserve of Núcleo, for the total net deferred tax credits of Telecom and Personal.

Regarding the recoverability of tax credit on minimum presumed tax of $100 million, as the prescription period is ten years, the Board of Directors of Telecom estimates that its recoverability is probable based on the economic-financial projections.

The following summarizes the composition of the deferred income taxes:

	Consolidated balance sheets at
	March 31, 2003	December 31, 2002
Net current deferred tax assets (liabilities)
Allowance for doubtful accounts receivable	95	96
Capital leases	(1)	(1)
Reserves	3	3
Fixed assets	(354)	(349)
Intangible assets	(34)	(29)
Capitalized financial results on fixed and intangible assets, net of depreciation	(74)	(79)
Income tax loss carryforward	348	281
Foreign currency exchange differences originated in the devaluation of the peso	—	64
Other	20	18

Total net current deferred tax assets	3	4

Net non-current deferred tax assets (liabilities)
Reserves	54	49
Retirement benefits	2	2
Fixed assets	(1,369)	(1,447)
Intangible assets	(27)	(38)
Income tax loss carryforward	(264)	(286)
Capitalized financial results on fixed and intangible assets, net of depreciation	1,591	2,007
Foreign currency exchange differences originated in the devaluation of the peso	244	294

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory regime of Compulsory Public Purchase Offer

Other	35	4

Total net non-current deferred tax assets (liabilities)	266	585

Subtotal net deferred tax assets	269	589
Allowance for deferred tax credits	(255)	(576)

Total net deferred tax assets, net of the allowance for deferred tax credits (*)	14	13

(*)	Corresponds to Publicom.

The reconciliation of pre-tax income at the statutory rate, to the income tax expense presented in the consolidated financial statements for the three months periods ended March 31, 2003 and 2002 is as follows:

	Three months period ended March 31,
	2003	2002
	(loss) income
Pre-tax income tax calculated at the statutory rate (35%)	(320)	1,887
Permanent differences
Equity losses from related companies and depreciation of goodwill	—	(3)
Allowances for net deferred tax assets	317	(8)
Restatement in constant pesos of permanent differences	(1)	(240)
Others, net	5	(5)

Income tax in the consolidated statements of operations	1	1,631

The detail and the expiration date of tax credit carryforwards and the corresponding valuation allowance at March 31, 2003 is as follows:

Expiration date	The Company	Telecom	Publicom	Personal	Núcleo	Consolidated
2004	11	—	—	—	—	11
2005	—	—	—	—	9	9
2006	1	—	—	—	—	1
2007	—	1,549	8	361	—	1,918

Subtotal	12	1,549	8	361	9	1,939

Accounting for the restatement in constant pesos of non monetary assets under the deferred tax method. Impact of Resolution M.D. No. 11/2003 issued by the CPCECABA (the “Resolution”)

Currently, there are two alternative criteria followed by accountants to report deferred tax asset and liabilities (RT17, section 5.19.6.3) generated by the restatement in constant pesos of non-monetary assets.

The first one is proposed by the FACPCE, and is in line with the NIC and the U.S. GAAP and consistent with RT10 that was replaced by the above mentioned RT17. This criterion is grounded on its recent Project No.3 of Interpretation “Accounting for Income Tax” under which the differences between the adjusted per inflation book and fiscal value should be reported as a temporary difference.

Taking into account the provisions of RT17, section 5.19.6.3.1, the exceptions expressly included, the theoretical support and the international rules that were used as a basis for the restatement of the Argentine GAAP, during the fiscal year ended December 31, 2002, the Company has followed the criterion of considering the difference between the book value (adjusted per inflation) and the fiscal value of its non-monetary assets as a temporary difference. This standpoint was subsequently ratified by the mentioned FACPCE’s interpretation in 2003.

However, the Resolution issued by the CPCECABA dated April 2, 2003, has construed that the effect of restating fixed assets in constant pesos does not constitute a change of valuation of such assets, but rather an adjustment of the numerical manner of reporting them into a uniform unit measure. Therefore, this resolution has provided that such effect should be considered as a permanent difference. This criterion seems to be lined up with the comparison method between the accounting and the fiscal income and, therefore, inconsistent with the liability method of accounting set forth by the NIC and the U.S. GAAP.

Prior to issuing these financial statements, Telecom consulted the CNV to

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory regime of Compulsory Public Purchase Offer establish its opinion on this matter and be able to apply it to the financial statements ended March 31, 2003. At the date of issuance of these consolidated financial statements, the CNV has not answered the inquiry.

Consequently, and until Telecom obtains an answer, the Management of Telecom has decided to continue to consider the difference that arises between non-monetary assets adjusted book value and fiscal value as a temporary difference, all pursuant to the NIC and the U.S. GAAP.

In any event, since the Management of Telecom considers it unlikely that it will recover its net deferred tax assets, the impact of applying the Resolution is only limited to an disclosure problem within the caption Other credits in the consolidated balance sheet and in the Income Tax caption in the consolidated statements of operations as of March 31, 2003, as follows:

•	Net deferred tax assets (Other receivables)

	Net deferred tax assets	Allowance for net deferred tax assets	Total net deferred tax assets, net of allowance
Consolidated balance sheets	269	(255)	14
Estimated effect of Resolution No. 11/03:
Elimination of tax effect related to the restatement in constant pesos of fixed assets, intangible assets and other assets	1,276	—	1,276
Increase of allowances for net deferred tax assets	—	(1,276)	(1,276)

Adjusted balances	1,545	(1,531)	14

•	Income tax (Consolidated statements of operations)

(loss) profit	Actual criterion	Effect of Resolution No. 11/03	Adjusted amounts
Deferred income tax	(364)	—	(364)
Deferred income tax related to the restatement in constant pesos of fixed assets, intangible assets and other assets	48	(48)	—

Subtotal	(316)	(48)	(364)
Use of allowances for net deferred tax assets	317	48	365

Total income tax	1	—	1

As indicated above, if there is a change in the projections related to the recoverability of deferred tax credits, the new rule established by the Resolution will have a significant impact on the financial situation and the Group’s operating result.

NOTE 10—COMMITMENTS AND CONTINGENCIES

a)	Holding of shares commitments

1.	In compliance with the terms and conditions of issuance of Classes “A” and “B” preferred shares, the Company may not sell, transfer, assign or otherwise dispose of, under any title, or encumber its shareholding in Telecom, unless, after such operation has been concluded, more than 50% of those shares remain in direct or indirect ownership of the Company without being encumbered in any manner, or unless the above-mentioned actions are expressly approved by the holders of two-thirds of the preferred shares outstanding;

2.	The Pliego provide details of the obligations for both the Company and Telecom, non-fulfillment of which could lead to the subsidiary’s license being revoked. Such a situation would require the Company to transfer its shareholding in Telecom to the CNC, which would proceed to sell the shares by public auction.

Commitments assumed by the Company and its Shareholders as a result of the acquisition of 60%, currently approximately 54.74% of the shares of Telecom are as follows:

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory regime of Compulsory Public Purchase Offer

a)	not to reduce its participation in Telecom to less than 51% of the share capital without the authorization of the Regulatory Authority;

b)	not to reduce the participation of the Shareholders in the Company at the time of taking possession to less than 51% of the share capital with voting right, without the authorization of the Regulatory Authority;

c)	that the controlling operator shall not reduce its interest in a subsidiary pre-qualified as operator under the terms of 3.1.12 of the Bidding Terms.

The obligations assumed by Telecom are detailed in section 13.10.6 of the Pliego, excluding sub-sections h) and n).

b)	Purchase commitments of the Telecom Group

At March 31, 2003 the Telecom Group had entered into purchase contracts with domestic and foreign vendors totaling 33 for: switching and PCS network transmission equipment, construction of network, the repair and/or installation of public telephones, infrastructure works and other services. In general, the contracts have been or are expected to be financed, directly or indirectly, by domestic and foreign vendors.

c)	Contingencies of the Company

GCBA vs Nortel Inversora S.A. enforcement of tax collection proceeding (File EJF N° 38.131

The case is heard by the Tax Court: Juzgado en lo contencioso administrativo y tributario de la Ciudad de Buenos Aires N°8, Secretaría N°16. The purpose of the claim is to seek collection of installment No. 12 of gross income tax levied in the City of Buenos Aires pertaining to tax year 1993. The amount sought is of $1,564.44 plus interest and expenses. On October 3, 2002 a defense of full-evidenced payment was raised. The features of the case indicate that the outcome should be favorable for the Company.

d)	Contingencies of the Telecom Group

In the normal course of operations, Telecom is involved in various legal, fiscal and regulatory proceedings. Such operations are influenced by the development of the legal and regulatory framework of the Argentine telecommunications market.

Some of these proceedings relate to claims of former employees of ENTel, who claim the Company together with ENTel are jointly responsible for various labor claims arising prior to Telecom’s assumption of operations. In the Transfer Agreement, ENTel and the Argentine government have expressly assumed the obligation to compensate Telecom regarding any costs it might experience as a result of such labor claims. Under the Debt Consolidation Law, ENTel and the Argentine government may discharge their above-described obligations to Telecom by the issuance of bonds to Telecom. At March 31, 2003 pending amounts claimed in legal proceedings total 15.

In November 1995 Telecom, Telefónica, Telintar and the Argentine government were served notice of a complaint by a consumer group, “Consumidores Libres Cooperativa Limitada de Provisión de Servicios Communitarios”. The suit, entered before the National Court of Federal Administrative Disputes No 7, seeks to declare null and void all regulations and rate agreements since the Transfer Agreement, in order to reduce SBT rates charged by licensees, so that licensees realize a rate of return of not more than 16% annually on fixed assets as described in Point 12.3.2 of the List of Conditions. Additionally, the claim requested return of amounts earned in excess of this rate of return. The Appeals Court rejected some claims and deferred decisions on others until a formal decision is made, being in a evidentiary phase currently.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory regime of Compulsory Public Purchase Offer

Court Room Nº 4 of the Court of Appeals, has issued a preliminary injunction ordering the Government and the joint defendant companies, in which Telecom is included, not to carry out the tariffs changes established by section 2 of the agreements approved by Decree No. 2585/91 until a final resolution is issued in the case. This preliminary injunction affects the current tariff regime in Argentina because it suspends the abilities of the telecom companies to increase the tariffs charged based upon the IPC in the USA, one of the terms of the Price Cap formula included in the section 2 of the above mentioned agreement. On October 15, 2001, Telecom was served notice about this preliminary injunction and has filed an extraordinary motion before the Argentine Supreme Court of Justice.

On October 30, 2002, the CNC, through Resolution No. 1144/02, required the Company not to invoice the municipal taxes increase to its customers and to reimburse them the amounts billed for that concept. The Company has filed an appeal against this resolution.

Although the outcome of the various legal, fiscal and regulatory proceedings may not be predicted with certainty, the management of the Telecom and its legal counsel believe that the resolution of such matters will not have a material adverse impact on either Telecom operations or financial position.

NOTE 11—RENEGOTIATION OF CONTRACTS OF TELECOM WITH THE PUBLIC ADMINISTRATION

From the enactment of Law No. 25561, US dollars or foreign currency adjustments clauses and indexation clauses based on foreign price indexes, as well as any other indexing mechanism adopted under public contracts executed by the National Government, including works and public services, have been suspended. The applicable tariffs to that date have been converted into pesos at the exchange rate of $1 to US$1.

Moreover, the National Government is entitled to renegotiate such contracts under the following criteria:

•	the impact of the tariffs upon the competitiveness of the economy and the income distribution;

•	the quality of the services and plans of investments, if they are contractually foreseen;

•	the client’s interests and the possibility to access of the services;

•	the security of the systems;

•	the profitability of the business.

Decree No. 293/2002 entitled the Ministry of Economy and Infrastructure to renegotiate all these contracts and created the Contracts Renegotiation Commission to give the Ministry the proper counsel. The mentioned decree stated that the public services contracts subject to the renegotiations include the telecommunication area of basic telephone, which is the service rendered by Telecom Argentina.

Then, Decree No. 370/2002 set forth the constitution of such Commission and Resolution No. 20/2002 of the Ministry of Economy approved the Rules for the Renegotiation of Works and Public Services Contracts, including the list of the contracts affected by these rules. The proposals of renegotiations should be filed with the National Government within a term of 120 days from March 1, 2002, conformed with Decree No. 293/02, Section 2. This term has been extended by the Decree No. 1,839/02 and Resolution No. 62/03 for 180 additional working days.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory regime of Compulsory Public Purchase Offer

In order to comply with said renegotiation procedure, Telecom duly filed with the Contracts Renegotiation Committee information on the impact caused by the economic emergency on its financial position, more specifically on income and the pre-existing mechanisms to adjust tariffs, on operating costs, on indebtedness, on payment commitments with the National Government and on future and on going investments. In addition, Telecom filed economic-financial information for the last three fiscal years and projected information for the years 2002 and 2003.

Resolution No. 38/2002 of the Ministry of Economy establishes that the Public Administration Bodies, including supervision and controlling entities, should not modify, directly or indirectly, the prices and tariffs of the public services in the meantime of the renegotiation process related to work in progress contracts and public services.

NOTE 12—SUSPENSION OF PAYMENTS OF FINANCIAL DEBT OF THE TELECOM GROUP. TENDER OFFER AND PROPOSED RESTRUCTURING PLAN

As a consequence of the devaluation and the volatility of the Argentine peso, the conversion into pesos of Telecom’s tariffs and the macroeconomic and regulatory uncertainties occurred during fiscal year 2002, the Board of Directors, on their meetings held on March 27, 2002 and June 24, 2002, resolved the suspension of principal and interest payments of all its financial debt and its controlled companies’ financial debt in Argentina. Notwithstanding this, Telecom has continued meeting its obligations related to commercial activity in the ordinary course of business.

As a result of these decisions, as of March 31, 2003, the Telecom Group had debt due of approximately $3,415 (corresponding US$651 million, Euro 253 million, Yen 5,143 million and $192 million to principal debt due and accrued interest due of US$56 million, Euro 47 million, Yen 277 million and $16 million). At the date of issuance of these consolidated financial statements, the Telecom Group has debt due of approximately $4,474 (corresponding US$688 million, Euro 503 million, Yen 5,143 million and $192 million to principal debt due and accrued interest due of US$65 million, Euro 83 million, Yen 282 million and $18 million) considering the exchange rates at March 31, 2003.

The executed loan agreements and the agreements related to the issuance of Corporate bonds include clauses providing for various events of default, including:

•	Failure to pay principal or interest on the loan at maturity;

•	Failure to pay principal or interest of any other debt contracted either by Telecom or any of its material subsidiaries that equals or exceeds an aggregate of US$20 million (“cross default” clauses);

•	Telecom’s written admission of its inability to meet the commitments at maturity;

•	Any final judgement providing for the payment of an aggregate equal or exceeding US$20 million;

•	Telecom or any of its material subsidiaries filing petition for bankruptcy relief or reorganization proceedings, or request for approval of an out of court agreement with creditors.

Under the terms of most loan agreements and the agreements related to the issuance of Corporate bonds executed, the occurrence of any of the above mentioned events entitles grantors (whether banks or holders), their agents or trustees, to consider as due and payable the total principal disbursed and interest accrued pending at the date of such event. The parties, their agents or trustees, may elect to exercise this right.

In the case of any event of default, most of the agreements also provide for economic penalties payable through interest additional to the ordinary

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory regime of Compulsory Public Purchase Offer loan interest. The additional interest varies between an annual average of 2 and 5%.

At the date of issuance of these consolidated financial statements, some creditors of Telecom and Personal with claims exceeding an aggregate of US$20 million have exercised their rights to accelerate their maturity.

The Board of Directors has taken and will continue to take the pertinent measures to preserve Telecom’s value and maximize the cash flow. Telecom, jointly with its legal and financial advisors, has developed a comprehensive restructuring plan for all its financial debt and the debt of its subsidiaries in Argentina, as described below. Likewise, the subsidiary Núcleo is entering into a renegotiation process for its financial debt with its financial creditors (Note 20).

Tender offer and proposed restructuring plan

On April 14, 2003 and on April 16, 2003 and jointly with Personal and Publicom, Telecom announced the commencement of cash tender offers for a portion of their financial debt obligations, up to the equivalent of US$260 million in Telecom, US$45 million in Personal and US$2 million in Publicom. The tender offers will be conducted pursuant to a modified Dutch auction with a price range of 43.5% to 50.0% of the outstanding principal amount of the financial debt instruments, without giving effect to any accrued but unpaid interest. The tender offers will be open to the holders of all financial debt obligations, including banks and bondholders and will expire on May 16, 2003.

As part of the process, the companies would each make interest payments on their financial debt obligations at the contractual rates (without giving effect to penalties or default rates) for the period through and including June 24, 2002 and would also each make partial interest payments equivalent to 30% of the contractual rates (without giving effect to penalties or default rates) on their financial debt obligations for the period from June 25, 2002 through December 31, 2002. The partial interest payments would be paid on all financial debt obligations, independent of noteholders’ or creditors’ participation in the tender offers. The record date for the partial interest payments was April 30, 2003 and the payment date will be the expiration date of the tender offers.

Telecom and Personal entered into financial trusts with the funds required for the cash payment of the tender offers and the payment of interests. Additional information on these trusts is given in Note 13.

In addition to the tender offer, Telecom worked with its financial advisors to develop a comprehensive proposal to restructure the outstanding financial indebtedness that was not accepted for purchase pursuant to the tender offer.

Basically, the proposal consists in the exchange of outstanding debt instruments for new debt obligations that would be denominated in the same currency as the debt instruments being exchanged, permitting Telecom’s creditors to elect the alternative preferred by them (Options A and B), subject to certain limits on the maximum aggregate principal amount of debt subscribing to each option, as follows:

New senior debt instruments	Mandatory amortization	Annual interest rate	Annual interest rate cap (as a %)	Option A (in US$ million)	Option B (in US$ million)	Total in US$ million
Senior Debt 1(*)	From years 2004 through 2008	LIBOR plus 2,5%	6	415	396	811
Senior Debt 2	From years 2010 through 2015	LIBOR plus 0,5%	3	922	—	922
Senior Debt 3(*)	Year 2015	LIBOR plus	3	121	—	121

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory regime of Compulsory Public Purchase Offer

	0,5%
Non-voting preferred shares of Telecom		—		711		711

Total restructured debt		1,458	(**)	1,107	(**)	2,565

(*)	Senior Debt 1 and 3 would be mandatorily prepayable based on excess cash, with Senior Debt 3 prepayable in full prior to any prepayments on Senior Debt 1.
(**)	The amounts have been translated into U.S. dollars at the exchange rates in effect as of December 31, 2002.

These options must be subscribed only in the following proportion: 60% of the debt to the first option and 40% to the second option in Telecom and 45% and 55%, respectively, in Personal. In the event that any option is oversubscribed, the oversubscriptions will be allocated into the undersubscribed option.

The proposal also contains prepayment clauses for Senior Debt 1 and 3 if the present uncertainties could be overcome. This means that Telecom commits to prepay its debt if its financial situation improves.

If the restructuring proposal is realized under the mentioned conditions, Telecom would increase its capital stock by over 30%. This percentage of Telecom’ shares granted to the creditors would be non-voting preferred shares convertible at the holders’ option into voting ordinary shares of Telecom in a term to be arranged. It is proposed that the conversion of preferred shares into ordinary shares would be subject to the execution of a shareholders’ agreement with Nortel, the terms of which have not been decided yet.

This proposal is subject to the appropriate approval of the Shareholders and telecommunications service Regulatory Bodies.

Valuation and disclosure of debt as of March 31, 2003

Argentine GAAP does not provide for specific rules on disclosure of current and non current liabilities for the above situation.

In valuation matters, the Group has estimated additional costs for economic penalties of approximately $43 million as of March 31, 2003, which have been included in Debt in the consolidated balance sheets. At the date of issuance of these consolidated financial statements, the modality and opportunity of payment of capital and accrued compensatory interest are the main subjects of the debt restructuring process. As a result, in view of the special circumstances outside Telecom’s control that led the Group to the suspension of principal and interest payments of all its financial debt, Telecom’s legal counsel believe that Telecom would have a remote probability of accruing any additional cost at the end of this process.

In disclosure matters, as from March 2002, Telecom classified its debt considering the original maturities the above mentioned debt restructuring process because had been announced and no creditor had exercised right of acceleration of maturities.

As some creditors have exercised these rights at the date of issuance of the consolidated financial statements at June 30, 2002, the management of Telecom decided, as from that date, to disclose debt with an original non-current maturity as current debt. This was done considering the enforceability of liabilities by creditors, notwithstanding the fact that they have not been realized. Therefore, there are no accounting differences between Telecom’s accounting policies and U.S.GAAP (SFAS 78).

However, as described in Note 3.1.c, the new accounting standards provide specific valuation criteria for debt originated in refinancing, which have been applied to the TITAN Financial trust debt for $123 million (equivalent to US$41 million), that have been reported as non-current debt according to the terms of the new agreements.

NOTE 13—FINANCIAL TRUSTS CONSTITUTED BY THE TELECOM GROUP FOR THE PAYMENT OF DEBT SERVICES ABROAD

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory regime of Compulsory Public Purchase Offer

Through Communication “A” 3872 the BCRA had provided that individuals and corporations of the private non-financial sector may operate in the single and free exchange market for an amount equivalent to up to 5% of the matured and outstanding principal debt as foreign securities and financial loans in relation to original debt prior to February 10, 2002 and outstanding or not refinanced to date, with original maturity dates or refinancing not later than December 31, 2002, if the following conditions, among others, apply:

•	Foreign currency purchased in the single and free exchange market will be allocated to the creation of a trust to be managed by a local banking entity acting as trustee.

•	The beneficiary of the trust fund is the individual or corporation that creates it.

•	Each beneficiary may constitute only one trust fund.

•	Trust funds may only be invested at market values in foreign assets that are securities issued by foreign governments, foreign corporations stock listed internationally and not related with the beneficiary, parent or controlling company, and/or in certificates deposited in foreign banks that shall not be internationally rated below “A” by any of the risk rating agencies registered with the BCRA. Foreign currency deposits in custody accounts with local banks will also be accepted. The beneficiary shall carry out investment options pursuant to the terms of the trust agreement.

•	Profits and capital gains coming from these investments will form part of the trust.

•	Trust funds will only be released for the following purposes:

1.	for their admission and settlement in the local foreign exchange market with the BCRA’s prior approval, and/or

2.	to be applied abroad in the settlement of the beneficiary’s external debt with respect to foreign securities and financial loans taken before February 10, 2002 restructured under the general guidelines issued by the BCRA or that have been specifically approved by it.

In compliance of this communication, Telecom and Personal entered into trust agreements, as follows:

	Telecom		Personal	Consolidated
Trustee	US$	Euro	US$	US$	Euro
	In million
Banco Sociètè Gènèrale S.A.
2/27/03—Initial transference	32	—	12	44	—

Total (Exhibit G)	32	—	12	44	—
4/14/03—Transference to Fénix I financial trust	(32)	—	(12)	(44)	—

Total	—	—	—	—	—

Additionally, on March 21, 2003 Telecom and Personal entered into trusts agreements with the Deutsche Bank S.A. denominated “Fénix I” and “Fénix II”, with the funds required for the cash payment of the tender offers and the payment of interests, and with the transference of the funds of the Banco Sociètè Gènèrale S.A. trust, created by means of Communication “A” 3872. At the date of issuance of these consolidated financial statements, the following operations has been performed:

	Telecom		Personal	Consolidated
Trustee	US$	Euro	US$	US$	Euro
	In million
Deutsche Bank S.A. (Fénix I and II)
4/1/03—Initial transference	134	158	44	178	158
4/7/03—Transference	—	16	—	—	16
4/14/03—Transference from previous trust	32	—	12	44	—
4/14/03—Transference	—	31	—	—	31

Total	166	205	56	222	205

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory regime of Compulsory Public Purchase Offer

NOTE 14—CONSOLIDATED INFORMATION BY BUSINESS SEGMENT

Telecommunications services are provided through the distribution of operating activities among various Telecom Group companies.

For a better understanding of the distinct activities performed by Telecom Group companies, the management of the Company provides consolidated information by business segment.

In presenting segment information, Telecom takes into consideration income and expenses of the individual entities, prior to elimination of intercompany transactions.

Financial expenses related to the acquisition of shares in subsidiaries and subsequent capital contributions, have been allocated to voice, data and Internet services.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory regime of Compulsory Public Purchase Offer

•	Consolidated statement of operations by business segment for the three months period ended March 31, 2003

	Voice, data and Internet services	Cellular telephone service	Directories edition	Nortel	Total by business segment
Net sales	612	237	2	—	851

Wages and social benefits	(93)	(17)	(2)	—	(112)
Turnover tax	(21)	(10)	—	—	(31)
Materials and supplies	(24)	(7)	(1)	—	(32)
Bad debts expense	(4)	(3)	—	—	(7)
Interconnection costs	(28)	—	—	—	(28)
Settlement outgoing expenses	(21)	—	—	—	(21)
Lease of lines and circuits	(7)	(4)	—	—	(11)
Fees for debt restructuring process	(4)	(1)	—	—	(5)
Fees and counsel services	(2)	(1)	—	(1)	(4)
Repayment for services	(16)	(2)	—	—	(18)
Management fees	(1)	—	—	—	(1)
Advertising	(3)	(2)	—	—	(5)
Costs of cellular handsets	—	(2)	—	—	(2)
Agent commissions and card sales	(6)	(7)	—	—	(13)
Other	(51)	(57)	(1)	—	(109)

EBITDA	331	124	(2)	(1)	452
Depreciation of fixed assets	(366)	(82)	(1)	—	(449)
Amortization of intangible assets	(16)	(12)	—	—	(28)

Ordinary profit (loss)	(51)	30	(3)	(1)	(25)
Financial and holding results	730	229	2	—	961
Other expenses, net	(15)	(7)	(1)	1	(22)

Net income (loss) before income tax and minority interest	664	252	(2)	—	914
Income tax	—	—	1	—	1
Minority interest	—	(8)	—	(410)	(418)

Net income (loss)	664	244	(1)	(410)	497

• Equity information

Net balance of fixed assets (Exhibit A)	7,501	1,714	7	—	9,222
Net balance of intangible assets (Exhibit B)	160	753	4	—	917
Investment in fixed assets (Exhibit A)	7	6	—	—	13
Investment in intangible assets (Exhibit B)	—	2	—	—	2
Fixed assets depreciation (Exhibit A)	(366)	(82)	(1)	—	(449)
Intangible assets amortization (Exhibit B)	(17)	(12)	—	—	(29)

• Consolidated statements of cash flows by business segment
Fiscal year ended March 31, 2003	Voice, data and Internet services	Cellular telephone service	Directories edition	Nortel	Total by business segment
Cash flows provided by (used for) operating activities	251	84	(1)	(3)	331

Investing activities
Fixed assets and intangible assets acquisitions	(12)	(7)	—	—	(19)
Other investments not considered as cash or cash equivalents	46	(12)	—	—	34

Total cash flows used for investing activities	34	(19)	—	—	15

Financing activities
Proceeds and repayments of debt, net	—	(1)	—	—	(1)
Payment of interest and related expenses	—	(6)	—	—	(6)

Total cash flows used for financing activities	—	(7)	—	—	(7)

Increase in cash and cash equivalents	285	58	(1)	(3)	339
Cash and cash equivalents at the beginning of year	1,059	253	2	20	1,334

Cash and cash equivalents at year-end	1,344	311	1	17	1,673

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory regime of Compulsory Public Purchase Offer

•	Consolidated statement of operations by business segment for the three months period ended March 31, 2002

	Voice, data and Internet services	Cellular telephone service	Directories edition	Nortel	Total by business segment
Net sales	1,015	357	1	—	1,373
Wages and social benefits	(162)	(33)	(5)	—	(200)
Turnover tax	(30)	(12)	(1)	—	(43)
Materials and supplies	(35)	(8)	—	—	(43)
Bad debts expense	(93)	(20)	(3)	—	(116)
Interconnection costs	(48)	—	—	—	(48)
Settlement outgoing expenses	(30)	—	—	—	(30)
Lease of lines and circuits	(10)	(7)	—	—	(17)
Fees and counsel services	(3)	(1)	—	(1)	(5)
Repayment for services	(24)	(3)	(1)	—	(28)
Management fees	(22)	—	—	—	(22)
Advertising	(7)	(6)	—	—	(13)
Costs of cellular handsets	—	(5)	—	—	(5)
Agent commissions and card sales	(7)	(7)	—	—	(14)
Other	(95)	(83)	(1)	—	(179)

EBITDA	449	172	(10)	(1)	610
Depreciation of fixed assets	(383)	(133)	(1)	—	(517)
Amortization of intangible assets	(17)	(8)	—	—	(25)

Ordinary profit (loss)	49	31	(11)	(1)	68
Equity losses from related companies	(3)	—	(2)	—	(5)
Depreciation of goodwill	(4)	—	—	—	(4)
Financial and holding results	(4,093)	(1,358)	(23)	4	(5,470)
Other expenses, net	(15)	(26)	(7)	—	(48)

Net income (loss) before income tax and minority interest	(4,066)	(1,353)	(43)	3	(5,459)
Income tax	1,300	390	9	—	1,699
Minority interest	—	29	—	1,690	1,719

Net income (loss)	(2,766)	(934)	(34)	1,693	(2,041)

• Equity information

Net balance of fixed assets (Exhibit A)	10,384	2,994	12	—	13,390
Net balance of intangible assets (Exhibit B)	232	828	5	—	1,065
Investment in fixed assets (Exhibit A)	108	21	1	—	130
Investment in intangible assets (Exhibit B)	—	9	—	—	9
Fixed assets depreciation (Exhibit A)	(383)	(181)	(1)	—	(565)
Intangible assets amortization (Exhibit B)	(20)	(41)	—	—	(61)

• Consolidated statements of cash flows by business segment
Fiscal year ended December 31, 2001	Voice, data and Internet services	Cellular telephone service	Directories edition	Nortel	Total by business segment
Cash flows provided by operating activities	625	124	1	17	767

Investing activities
Fixed asset and intangible asset acquisitions	(141)	(67)	—	—	(208)
Other investments not considered as cash or cash equivalents	(58)	(28)	—	—	(86)

Total cash flows used for investing activities	(199)	(95)	—	—	(294)

Financing activities
Proceeds and repayments of debt, net	(4)	(32)	—	—	(36)
Payment of interest and related expenses	(117)	(54)	—	—	(171)
Cash and cash equivalents transfer between business segments	(85)	85	—	—	—

Total cash flows used for financing activities	(206)	(1)	—	—	(207)

Increase in cash and cash equivalents	220	28	1	17	266
Cash and cash equivalents at the beginning of year	356	71	2	15	444

Cash and cash equivalents at period-end	576	99	3	32	710

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory regime of Compulsory Public Purchase Offer

NOTE 15—CONSOLIDATED QUARTERLY INFORMATION

Quarter ended	Net sales	EBITDA	Operating profit (loss)	Net financial and holding results income (loss)	Net income (loss)
Fiscal year 2003
March 31,	851	452	(25)	961	497

	851	452	(25)	961	497

Fiscal year 2002
March 31,	1,373	610	68	(5,470)	(2,041)
June 30,	921	411	(90)	(1,450)	(495)
September 30,	857	396	(123)	1,059	269
December 31,	861	466	(63)	560	(136)

	4,012	1,883	(208)	(5,301)	(2,403)

NOTE 16—RELEVANT ADDITIONAL INFORMATION

The information described in this note is not required by Argentine GAAP, so that it is additional information.

The Management of the Company considers useful this information in order to facilitate the analysis and understanding of the main business variables and particularly the way in which the restatement in constant pesos process has impacted in the amounts of sales, operating costs, EBITDA, financial and holding results and the different captions of the consolidated statement of cash flows.

So that, the historic amounts which have been used to determine the figures in constant pesos at March 31, 2003 and 2002 are as follows:

•	CONSOLIDATED NET SALES

	March 31,
	2003	2002
National basic telephone service
Local measured service	104	106
DLD measured service	100	82
Monthly basic charges	123	131
Supplementary services (monthly charges)	29	25
Installation fees	5	2
Public telephones	43	36
Interconnection fixed	26	24
Interconnection cellular	9	7
Lease of lines and circuits fixed	3	4
Lease of lines and circuits cellular	5	4
Others	14	8

Total National basic telephone service	461	429

International telephone service
Outgoing revenues	35	34
Settlement revenues (net)	18	15

Total International telephone service	53	49

	March 31,
	2003	2002
Data transmission
Terrestrial networks	32	15
Lease of data circuits	8	6
Monthly charges and Internet traffic	28	22
International connectivity	13	13
Others	2	5

Total Data transmission	83	61

Internet
Internet monthly fee	14	9

Total Internet	14	9

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory regime of Compulsory Public Purchase Offer

	March 31,
	2003	2002
Cellular telephony
• Personal
Monthly fee and measured service	57	57
Pre-paid card	53	21
Calling Party Pays	66	50
Others	25	24

	201	152

• Núcleo
Monthly fee and measured service	9	13
Pre-paid card	8	7
Calling Party Pays	15	21
Others	4	5

	36	46

Total cellular telephony	237	198

Total directories edition	2	—

Total historical net sales	850	746
Restatement in constant pesos	1	627

Total net sales in constant pesos	851	1,373

•	CONSOLIDATED OPERATING COSTS

	March 31,
	2003	2002
Wages and social benefits	(112)	(109)
Taxes	(20)	(20)
Tax on credits and debits in bank accounts and other operations	(11)	(8)
Turnover tax	(31)	(24)
Materials and supplies	(30)	(23)
Transport and freight	(7)	(7)
Bad debt expense	(7)	(62)
Interconnection costs	(30)	(26)
Settlement outgoing expenses	(21)	(15)
Rents and Lease of circuits	(11)	(10)
Fees for debt restructuring process	(5)	—
Repayment for services	(22)	(18)
Management fees	(1)	(11)
Advertising	(5)	(7)
Cost of terminals	(1)	(3)
Agent commissions and card sales	(13)	(7)
Various	(69)	(64)

Historical operating costs	(396)	(414)
Restatement in constant pesos	(3)	(348)

Operating costs in constant pesos	(399)	(762)

• CONSOLIDATED EBITDA
Historical net sales	850	746
Historical operating costs	(396)	(414)

Historical EBITDA	454	332
Restatement in constant pesos	(2)	278

EBITDA in constant pesos	452	610

• CONSOLIDATED FINANCIAL AND HOLDING RESULTS
Interest earned on short term investments and trade accounts receivable	39	16
Foreign currency exchange gains	(150)	631
Results on holding of national and provincial public bonds by collection	(3)	(2)
Other financial results	(1)	2

Historical financial results generated by assets	(115)	647
Restatement in constant pesos	(28)	(661)

Financial and holding results in constant pesos generated by assets	(143)	(14)

Interest on debt	(175)	(148)
Foreign currency exchange losses	1,205	(6,228)
Other financial results	1	(16)

Historical financial results generated by liabilities	1,031	(6,392)
Restatement in constant pesos	88	(2,195)

Financial and holding results in constant pesos generated by liabilities	1,119	(8,587)

Capitalized interest and foreign currency exchange differences by debt on work in progress and intangible assets in constant pesos	3	29
Capitalized foreign currency exchange differences by debt for fixed assets acquisition in constant pesos	(18)	3,088

Total financial and holding results in constant pesos	961	(5,470)

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory regime of Compulsory Public Purchase Offer

•	CONSOLIDATED STATEMENT OF CASH FLOWS

	March 31,
	2003	2002
CASH FLOWS PROVIDED BY (USED FOR) OPERATING ACTIVITIES
Net income (loss) in constant pesos	497	(2,041)
Depreciation of fixed assets and amortization of intangible assets in constant pesos	477	542
Collected interests	24	7
Historical foreign currency exchange differences by assets	(131)	179
Other results and a decrease or increase in assets and liabilities	(526)	836

Total historical cash flows provided by operating activities	341	477
Restatement in constant pesos	(10)	290

Total cash flows provided by operating activities in constant pesos	331	767

CASH FLOWS PROVIDED BY (USED FOR) INVESTING ACTIVITIES
Fixed asset and intangible asset acquisition	(19)	(114)
Investments not considered as cash or cash equivalents	34	(49)

Total historical cash flows used for investing activities	15	(163)
Restatements in constant pesos	—	(131)

Total cash flows used for investing activities in constant pesos	15	(294)

CASH FLOWS PROVIDED BY (USED FOR) FINANCING ACTIVITIES
Proceeds and repayments of debt, net	(1)	(21)
Payment of interest and related expenses	(6)	(85)

Total historical used for financing activities	(7)	(106)
Restatement in constant pesos	—	(101)

Total cash flows used for financing activities in constant pesos	(7)	(207)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS IN CONSTANT PESOS	339	266
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR IN CONSTANT PESOS	1,334	444

CASH AND CASH EQUIVALENTS AT YEAR/PERIOD END IN CONSTANT PESOS	1,673	710

NOTE 17—UNCONSOLIDATED INFORMATION

The following is a summary of financial unconsolidated information of the Company:

BALANCE SHEETS	March 31, 2003	December 31, 2002
ASSETS
CURRENT ASSETS
Investments	17	20

Total current assets	17	20

NON-CURRENT ASSETS
Investments	944	447

Total non-current assets	944	447

Total assets	961	467

CURRENT LIABILITIES
Taxes payable	2	2
Other liabilities	13	17

Total current liabilities	15	19

NON-CURRENT LIABILITIES
Taxes payable	1	—

Total non-current liabilities	1	—

Total liabilities	16	19
SHAREHOLDERS’ EQUITY	945	448

Total liabilities and shareholders’ equity	961	467

STATEMENTS OF OPERATIONS
	Three months periods ended March 31,
	2003	2002
Equity income from related companies	497	(2,044)
Administrative expenses	(1)	(1)
Financial and holding results	—	4
Other income (expenses), net	1	—

Net income (loss) before income tax	497	(2,041)
Income tax	—	—

Net income (loss)	497	(2,041)

STATEMENTS OF CASH FLOWS

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory regime of Compulsory Public Purchase Offer

	Three months periods ended March 31,
	2003	2002
Cash flows provided by (used for) operating activities
Net income (loss)	497	(2,041)
Adjustments to reconcile net income to net cash provided by operating activities
Equity income from related companies	(497)	2,044
Interest and other financial expenses	—	(2)
(Decrease) increase in liabilities	(3)	16

Total cash flows provided by (used for) operating activities	(3)	17

Total increase (decrease) in cash and cash equivalents	(3)	17
Cash and cash equivalents at the beginning of the year	20	15

Cash and cash equivalents at period end	17	32

NOTE 18—DIFFERENCES BETWEEN ARGENTINE AND U.S.GAAP

To facilitate the use of financial information by both local and foreign investors, the Company has included in these consolidated financial statements, as additional information, a summary of the principal differences between Argentine and U.S.GAAP. In addition, in recent years and to the extent permitted by GAAP, the Company has attempted to reduce the differences of criteria in order to facilitate the analysis of its financial results by both local and foreign investors.

However, the remaining differences between Argentine and U.S.GAAP are grouped as follows:

1. Differences related to measurement unit

•	Restatement of Financial Statements for Wholesale Price Index changes

As described in Note 3.1.d, the accompanying financial statements have been prepared in million of Argentine pesos of constant currency, recognizing the inflation effects until February 28, 2003. However, in general, U.S.GAAP does not allow for the restatement of financial statements in units of constant currency.

Under U.S.GAAP, account balances and transactions are stated in units of currency of the period in which the transactions were originated. This accounting criterion is known as the historical-cost-based method. U.S.GAAP only allows for the restatement of financial statements in countries with highly inflationary economies as defined by U.S.GAAP.

Notwithstanding the above, the SEC does not require for those companies that prepare its financial statements under local standards, (as Telecom), the elimination of the restatement in constant pesos in the reconciliation of Argentine GAAP to U.S.GAAP.

2. Differences related to the disclosure criteria

•	Other expenses, net in the Consolidated statements of operations

Under U.S.GAAP, termination benefits and reserves for contingencies included in the financial statement caption “Other expenses, net” would have been reclassified as a deduction from Operating profit.

•	Reclassification of Deferred tax assets and liabilities in the Consolidated balance sheets

Telecom Group has classified its deferred tax balances as current or non-current, considering the moment that the temporary differences will be realized and the expected moment that deferred tax assets related to carryforwards will be used. However, under U.S.GAAP, deferred tax assets and liabilities shall be classified as current or non-current based on the classification of the related asset or liabilities for financial reporting,

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory regime of Compulsory Public Purchase Offer while deferred tax assets related to carryforwards shall be classified according to their expected reversal date.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory regime of Compulsory Public Purchase Offer

3. Differences related to valuation criteria

•	Preferred shares

Under Argentine GAAP, and as described in Note 3.1.c, redeemable preferred shares (Class “A” preferred shares for Nortel) are included under the “Shareholders’ equity” caption, considering the economical and contractual entity of these shares.

Nevertheless, under SEC standards, ASR No. 268 “Presentation in Financial Statements of redeemable preferred stock”, all preferred shares with scheduled redemption, must be excluded from Shareholders’equity because it is considered that its characteristics defer from common stock significantly. Likewise, unpaid dividends should be accrued even if not declared.

•	Valuation of assets and liabilities in foreign currency as of December 31, 2001

As a result of the Argentine economic situation, from December 21, 2001 the Argentine foreign currency exchange market was suspended until January 10, 2002.

In that respect, Argentine GAAP required that the companies recognized their assets and liabilities denominated in U.S. dollars using the exchange rate $1 to US$1 as of December 31, 2001. However, U.S.GAAP required that companies use the first subsequent exchange rate after the balance sheet date to adjust the valuation of its assets and liabilities in foreign currency at such date. This situation has provoked a difference in the timing of the recording of such losses between fiscal years 2001 and 2002.

•	Capitalization of foreign currency exchange differences related to debt for fixed assets acquisitions

As described in Note 3.2.a, the cost of those assets which acquisition is carried out with loans existing as of January 6, 2002, includes financial interest generated by such loans and the capitalization of the foreign currency exchange differences originated by the devaluation of the Argentine peso as of such date. Under U.S.GAAP, this capitalization is not permitted.

•	Valuation of inventories and raw materials

As described in Note 3.2.f and 3.2.g, inventories and raw materials included in Other assets, have been valued at their replacement cost at each period-end. Under U.S.GAAP, these assets should be valued at the lower of cost or net realizable value.

•	Valuation of debt due to TITAN Financial Trust

As stated in Note 7, the financial debt due to the new TITAN Financial Trust, under local accounting standards, was valued at its current value, which arises from discounting the total amount payable at a 12% rate p.a. Under U.S. GAAP, this valuation criterion at its current value is not allowed, since debts must be valued at their nominal value by adding, when applicable, accrued interest at each period end.

•	Foreign currency translation

Under Argentine GAAP and as indicated in Note 3.1.b., the equity investments of Telecom Group in foreign companies have been translated into Argentine pesos at the exchange rate at each period end, in accordance with FACPCE RT 18. Likewise, and according to that RT, the results generated by the mentioned translation have been recognized in the caption Temporary differences from translation in the consolidated balance sheets.

Notwithstanding, SFAS 52 requires the functional currency definition

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory regime of Compulsory Public Purchase Offer corresponding to equity investments in foreign companies and, if corresponds, the measurement of these investments in functional currency, before the translation of the assets and liabilities of the foreign companies into exchange rate at period end.

This measurement is required if the functional currency is different from the currency of the country in which a parent company has the investment and generates exchange rate differences that are recognized as income/expense. Likewise, SFAS 52 states that the results from translation from functional currency to reporting currency, the Argentine peso for Telecom, have to be recognized in a Reserve of shareholders’ equity.

•	Other monetary receivables and liabilities, valued at net present value

As indicated in Note 3.1.c, the new accounting standards anticipate the valuation of other receivables and liabilities, at the net present value, using a discount rate which reflects the time value of the money and the specific risks of those receivables and liabilities. Under U.S.GAAP, the criteria for valuation at net present value is not permitted, because the balances in the balance sheet and the transactions are expressed at historical cost.

•	Revenue recognition

As described in Note 3.1.i, Telecom recognizes its revenues as services are provided to customers. Therefore, revenues for installation fees are recognized in the period that the installation service is completed, jointly with the related costs.

Nevertheless, the Staff Accounting Bulletin (SAB) 101, “Revenue recognition” of the SEC requires the deferring of the installation fees and the related costs considering the estimated average useful life of customers, except when the cost is higher than the revenue, in which case the excess can not be deferred.

Since Telecom’s installation costs exceed the related revenues, Telecom believes such difference of criterion has no impact on the reconciliation of net income and shareholders’ equity to U.S.GAAP. Additionally, the effect for U.S.GAAP purposes of recording the related deferred asset and liability is not significant for the periods presented.

•	Recoverability of tax credits

The recoverable value of tax credits depends on the existence of sufficient taxable income within the carryforward period available under the tax law. In that respect, as indicated in Note 9, the management of Telecom considers that, as a consequence of the Decree No.2568/02, which established the deferral of the initial exchange rate difference ($1.40 by US$ 1) for the income tax, the probable recoverability of deferred tax credits of Telecom and Personal have been significantly affected, generating an uncertainty about the possibility of recoverability. Therefore, as required by Argentine GAAP, and with a prudent criteria, the management of Telecom has decided to record a valuation allowance, in addition to the amount in its controlled company Núcleo, the total of net deferred tax credits corresponding to Telecom and Personal from December 31, 2002.

However, SFAS 109 states more specific and strict rules to evaluate tax credits. Under this pronouncement, an enterprise must use judgment in considering the relative impact of negative and positive evidence to determine if a total or partial valuation allowance is needed or not. For example, negative evidence includes: a) unsettled circumstances that, if unfavorably resolved, would adversely affect future operations and profit levels on a continuing basis in future years; and b) a carryforward period that is so brief that it would limit realization of tax benefits if a significant deductible temporary difference is expected to reverse in

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory regime of Compulsory Public Purchase Offer single year.

Nevertheless, the economic-financial projections as evidence of the probable tax credits recoverability of Publicom and the tax credits related to the minimum presumed income tax of the Group, considering the complex macroeconomic context and the uncertainties that affect the Group business, under U.S.GAAP, they would not be considered sufficient positive evidence for the recoverability of these assets. Likewise, if following the provisions of SFAS 109 and adopting a prudent position, the management of Telecom, has considered a valuation allowance for the total amount of tax credits before mentioned.

NOTE 19—RESTRICTIONS ON UNAPPROPRIATED RETAINED EARNINGS

Under Law No. 19550, the Company’s by-laws and CNV regulations, 5% of the Company’s net income for the year, plus or minus any prior year adjustments and subject to coverage of accumulated losses, if any, must be allocated to a legal reserve until such reserve reaches 20% of capital stock plus adjustment to capital stock and plus share issue premiums.

NOTE 20—EVENTS SUBSEQUENT TO MARCH 31, 2003

•	As approved by the General Ordinary, Extraordinary and Special Class “A” and “B” Preferred Shareholders’ Meeting of Nortel held on April 30, 2003. Amendment of the Bylaws.

•	Decree No. 677/01 provided that corporations with shares that fall under the public offer regime must, in certain cases—such as changes in control, purchase of significant interests, withdrawal from public offer, etc.—make public offer of purchase and/or conversion of shares in the proportions and under the conditions set forth for each case by CNV Resolution No. 401/2002, that regulates this issue in Decree No.677/01.

However, Decree No.677/01, itself, provides that corporations may choose not to adhere to this regime if it is so resolved by the special shareholders’ meeting incorporating to the Bylaws a clause providing that the corporation is a “Corporation Not Adhered to the Optional Statutory Regime of Compulsory Purchase Public Offer”.

The issue was discussed by the Annual Shareholders’ Meeting held on April 30, 2003, which approved by majority vote that Nortel Inversora would NOT ADHERE to the mentioned Regime. The Meeting likewise resolved to amend section 1 of the Bylaws for the purposes of incorporating the related clause.

•	Likewise, it was resolved to approve the possibility of holding Board of Directors’ Meetings at a distance through video-teleconferences, computing for quorum purposes both the directors present and those taking part at a distance. To that effect, it was resolved to amend section 15 of the Bylaws.

•	As approved by the Ordinary and Extraordinary Annual Shareholders’ Meeting of Telecom held on April 30, 2003.

1.	Amendment of the Bylaws.

Decree No. 677/01 provided that the corporations which shares fall under the public offer regime must, in certain cases—such as changes in control, purchase of significant interests, withdrawal from public offer, etc.—make public offer of purchase and/or conversion of shares in the proportions and under the conditions set forth for each case by CNV Resolution No. 401/2002, that regulates this issue in Decree No.677/01.

However, Decree No.677/01, itself, provides that corporations may choose not to adhere to this regime if it is so resolved by the special

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory regime of Compulsory Public Purchase Offer shareholders’ meeting incorporating to the Bylaws a clause providing that the corporation is a “Corporation Not Adhered to the Optional Statutory Regime of Compulsory Purchase Public Offer”.

The issue was discussed by the Annual Shareholders’ Meeting held on April 30, 2003, which approved by majority vote that Telecom Argentina would NOT ADHERE to the mentioned Regime. The Meeting likewise resolved to amend section 1 of the Bylaws for the purposes of incorporating the related clause.

2.	Cash dividends

The Board of directors of Telecom resolved to carry forward the total unappropriated retained earnings for the fiscal year ended December 31, 2002.

•	Cable Insignia dissolution

On April 25, 2003 the Annual Shareholders’ Meeting of Cable Insignia, determined that that company should cease trading as a consequence of the transfer of its license for PCS service, and resolved to dissolve the company in advance.

•	Refinancing agreement in Núcleo

On April 1, 2003, Núcleo has signed a refinancing agreement of its financial debt with banks for approximately US$14 million.

Alberto Messano
President

Exhibit A

Consolidated balance sheets at March 31, 2003 and December 31, 2002

FIXED ASSETS ACTIVTY (Note 3.1.c)

(In million of Argentine constant pesos—Note 3.1.d)

Main account	Amounts at beginning of year	Additions from purchases	Capitalized (devolution) foreign currency exchange differences (Note 3.2.a)	Results from translation	Transferences	Retirements	Amounts at period end
Land	120	—	—	—	—	—	120
Buildings	1,671	—	(1)	—	1	(1)	1,670
Transmission equipment	5,068	3	(6)	—	10	(2)	5,073
Switching equipment	3,847	—	(4)	—	2	(1)	3,844
Power equipment	529	—	—	—	1	—	530
External wiring	5,955	—	(4)	—	5	(1)	5,955
Telephony equipment, instruments and systems for improvement in services	855	—	(1)	—	2	—	856
Cellular handsets leased without charge	325	1	—	—	—	(1)	325
Vehicles	111	—	—	—	—	(1)	110
Furniture	107	—	—	—	—	—	107
Installations	503	—	—	—	—	—	503
Computer equipment	2,472	1	(2)	—	17	(1)	2,487
Work in progress	114	4	—	—	(37)	—	81
Materials	57	4	—	—	(1)	(7)	53

Total 2003	21,734	13	(18)	—	—	(a )	21,714
						(15)

Total at March 31, 2002	20,717	130	3,088	165	—	(77)	24,023

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory regime of Compulsory Public Purchase Offer

	Depreciation
Main account	Accumulated at beginning of year	For the period			Retire- ments		Accumulated at period end	Net book value 2003	Net book value 2002
		Annual rate (%)	Amount
Land	—	—	—		—		—	120	120
Buildings	(609)	4 – 9	(18)		—		(627)	1,043	1,062
Transmission equipment	(2,665)	10 – 11	(129)		—		(2,794)	2,279	2,403
Switching equipment	(2,315)	10	(92)		—		(2,407)	1,437	1,532
Power equipment	(268)	10 – 20	(13)		—		(281)	249	261
External wiring	(3,252)	7	(80)		—		(3,332)	2,623	2,703
Telephony equipment, instruments and systems for improvement in services	(615)	13 – 18	(18)		—		(633)	223	240
Cellular handsets leased without charge	(316)	100	(2)		—		(318)	7	9
Vehicles	(90)	20 – 40	(3)		1		(92)	18	21
Furniture	(69)	10 – 20	(2)		—		(71)	36	38
Installations	(314)	9 – 33	(13)		—		(327)	176	189
Computer equipment	(1,532)	18 – 33	(79)		1		(1,610)	877	940
Work in progress	—	—	—		—		—	81	116
Materials	—	—	—		—		—	53	55

Total 2003	(12,045)		(449	)(b)	2	(a)	(12,492)	9,222	9,689

Total at March 31, 2002	(10,104)		(565	)(c)	36		(10,633)	13,390

(a)	Includes (3) corresponding to results on exposure to inflation of capitalized foreign currency exchange differences by debt, net of depreciation, at the beginning of year.
(b)	Includes (32) corresponding to the depreciation of capitalized foreign currency exchange differences by debt.
(c)	Includes (77) corresponding to the depreciation of capitalized foreign currency exchange differences by debt and (48) corresponding to Results from translation.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory regime of Compulsory Public Purchase Offer

Exhibit B

Consolidated balance sheets at March 31, 2003 and December 31,

2002 (Note 3.1.c)

INTANGIBLE ASSETS ACTIVITY

(In million of Argentine constant pesos—Note 3.1.d)

Account	Original value at beginning of year	Additions	Results from translation	Retirements	Original value at period end
System development costs	422	2	—	—	424
Debt issue costs	78	—	—	—	78
PCS license	660	—	—	—	660
Band B of Paraguay license	100	—	—	—	100
Usage rights	45	—	—	—	45
Exclusivity rights	99	—	—	—	99
Websites	2	—	—	—	2
Trademarks and patents	9	—	—	—	9

Total 2003	1,415	2	—	—	1,417

Total at March 31, 2002	1,393	9	75	—	1,477

Account	Amortization
	Accumulated at beginning of year	For the period	Accumulated at period end	Net book value 2003	Net book value 2002
System development costs	(216)	(a )	(237)	187	206
		(21)
Debt issue costs	(65)	(b )	(66)	12	13
		(1)
PCS license	(71)	—	(71)	589	589
Band B of Paraguay license	(50)	(c )	(53)	47	50
		(3)
Usage rights	(17)	(d )	(18)	27	28
		(1)
Exclusivity rights	(46)	(e )	(49)	50	53
		(3)
Websites	(2)	—	(2)	—	—
Trademarks and patents	(4)	—	(4)	5	5

Total 2003	(471)	(29)	(500)	917	944

Total at March 31, 2002	(351)	(f )	(412)	1,065
		(61)

a)	Included 7 in Cost of services provided and 14 in Sales expenses.
a)	Included in Financial and holding results.
b)	Included in Cost of services provided.
c)	Included in Administrative expenses.
d)	Included in Sales expenses.
e)	Included 7 in Cost of services provided, 18 in Sales expenses and 36 in Financial and holding results (32 in Results from translation).

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory regime of Compulsory Public Purchase Offer

Exhibit C

Consolidated balance sheets at March 31, 2003

and December 31, 2002 (Note 3.1.c)

INVESTMENTS IN OTHER COMPANIES AND PUBLIC SECURITIES

(In million of Argentine constant pesos, except per amount—Note 3.1.d)

	Characteristic of the securities				2003			2002
Denomination and type	Class of shares	Par value		Amount	Net realizable value	Restated cost value(d)	Book value	Book value
CURRENT INVESTMENTS
Public bonds
Province of Corrientes Bond(a)			$1	757,454	—	1	—	—
Argentina 2004 Bond(b)		US$	1	18,000,000	n/a	61	55	65
Argentine government bonds		US$	1		—	—	—	58
Argentine government bonds			$1		—	—	—	63

Total current investments					—	62	55	186

NON-CURRENT INVESTMENTS
Public bonds
Argentina 2004 Bond(b)		US$	1	12,000,000	n/a	40	35	40
“Dorado” Bond(a)			$1	12,481,003	n/a	26	7	6
Province of Corrientes Bond(a)			$1	5,069,115	2	11	2	2

Total public bonds					2	77	44	48

Related companies Law No. 19550 Sect.33
Latin American Nautilus	Ordinary	US$	2	3,000,000		20	—	—
Latin American Nautilus—Advances for the acquisition of shares						4	—	—
Intelsat Ltd.(c)	Ordinary	US$	3	260,432		11	10	11
Related parties
Nahuelsat(e)	Ordinary		$1,000	5,750		13	—	—

Total related companies Law No. 19550 Sect. 33 and related parties						48	10	11

Total non-current investments						125	54	59

Information on the issuer	Related companies—Law No. 19550— Sect. 33	Related parties
	Latin American Nautilus(g)	Nahuelsat
Main activity	Telecommunication services	Obtaining, installing and operating satellite communications systems and trading of its services
Percentage participation in capital stock	10%	5.75%
Financial statements closing date	December 31	December 31
Financial statements used to determine the equity value:
— Date	12.31.02	12.31.01
— Duration of the year	12 months	12 months
— Board of Directors’ approval date	—	5.23.02
— Report on review	—	5.17.02
—Audit scope	—	Full audit
— Type of report of the independent Accountants	—	With observations(h)
— Capital stock (par value)(f)	179	100
— Income (loss) for the year	(54)	(2)
— Shareholders’ equity	19	57

(a)	Telecom received these bonds in order to cancel trade accounts receivable with some province government.
(b)	Telecom intends to hold these bonds to their maturity date.
(c)	The interest in this company is 0.15%.
(d)	The restated cost value for investments in foreign companies was converted into pesos at the exchange rate existing at year/period-end.
(e)	As from June 2002, Telecom has recorded to zero its participation in Nahuelsat, because it has been estimated that the impact in the Peso devaluation, based on the last financial statements issued by Nahuelsat, would generate a significative decrease in its shareholder’s equity, and remote possibilities in the recoverability of this investment.
(f)	Expressed in million of historical pesos.
(g)	The unaudited information originally provided by the company in US$ was adapted to Telecom’s accounting policies and converted into pesos at the exchange rate existing at period-end.
(h)	Corresponds to the impact of the new economic plans described in Note 3 that would take effect on the results of the company’s operations, considering the high level of indebtedness in foreign currency and the lack of the consolidated information.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory regime of Compulsory Public Purchase Offer

Exhibit D

Consolidated balance sheets at March 31, 2003

and December 31, 2002 (Note 3.1.c)

OTHER INVESTMENTS

(In million of Argentine constant pesos—Note 3.1.d)

Denomination and type	Cost at 2003	Book value at
		2003	2002
CURRENT INVESTMENTS

Short-term investments
In foreign currency	1,295	1,295	623
In Argentine pesos	155	155	524
Financial trusts
In foreign currency	130	130	—
Investment trusts
In foreign currency	2	2	—
In Argentine pesos	15	15	13

Total current investments	1,597	1,597	1,160

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory regime of Compulsory Public Purchase Offer

Exhibit E

Consolidated balance sheets at March 31, 2003 and

December 31, 2002 (Note 3.1.c)

ALLOWANCES AND RESERVES ACTIVITY

(In million of Argentine constant pesos—Note 3.1.d)

Accounts	Balance at the beginning of the year	Increase		Transferences	Decrease		Balance at 2003	Balance at 2002
Deducted from current assets
For doubtful accounts receivable	298	7		—	(4)		301	298
For obsolete inventories	6	—		—	—		6	6

Deducted from non-current assets
For net deferred tax assets	576	—		—	(321)		255	564
For other receivable	5	—		—	—		5	5

Total deducted from assets	885	7	(a)	—	(325	)(d)	567	873

Total deducted from assets at March 31, 2002	554	126	(b)	—	(184	)(e)	496

Included in current liabilities
For contingencies	9	—		3	(3)		9	9
Included in non-current liabilities
For contingencies	142	13		(3)	—		152	142

Total included in liabilities	151	13	(c)	—	(3	)(f)	161	151

Total included in liabilities at March 31, 2002	146	20	(c)	—	(39	)(g)	127

(a)	Charged to Sales expenses.
(b)	Included 116 in Sales expenses, 9 in Income tax and 1 in Financial and holding results.
(c)	Charged to Other expenses, net.
(d)	Included (8) corresponding to results on exposure to inflation.
(e)	Included (152) corresponding to results on exposure to inflation.
(f)	Included (1) corresponding to results on exposure to inflation.
(g)	Included (37) corresponding to results on exposure to inflation.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory regime of Compulsory Public Purchase Offer

Exhibit F

Consolidated statements of operations for the three months periods ended March 31, 2003 and 2002 (Note 3.1.c)

COST OF SERVICES PROVIDED

(In million of Argentine constant pesos—Note 3.1.d)

	Three month period ended March 31,
	2003	2002
Balance of inventories at beginning of year	18	52
Plus:
Purchases of cellular handsets	1	1
Net financial results	(1)	(12)
Replacement cost revaluation	—	35
Inventories leased without charge	—	(8)
Retirements not included in cost of cellular handsets(1)	(4)	(3)
Cost of services provided (Exhibit H)	635	824
Minus:
Balance of inventories at period end	(12)	(60)

COST OF SERVICES PROVIDED	637	829

	Periods ended March 31,
	2003	2002
(1) Charged to Other receivables	—	(2)
Charged to Cost of services provided	(2)	(1)
Charged to Other expenses, net	(2)	—

	(4)	(3)

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory regime of Compulsory Public Purchase Offer

Exhibit G

Consolidated balance sheets at March 31, 2003 and

December 31, 2002 (Note 3.1.c)

ASSETS AND LIABILITIES IN FOREIGN CURRENCY

		3.31.03	12.31.02
		Amounts in million of foreign currency units
ASSETS
CURRENT ASSETS
Cash and banks
Bank deposits	US$	13	11
	G	2,451	7,278
Investments
Short-term investments	US$	192	97
	EURO	225	83
Public bonds	US$	18	37
Financial trusts	US$	44	—
Investment trusts	US$	1	—
Trade accounts receivable
Ordinary	US$	14	14
	EURO	1	—
	GFD	1	1
	G	131,262	129,119
Other receivables
Tax credits	G	1,976	—
Prepaid expenses	G	4,134	—
Various	US$	3	2
	G	3,281	4,814
NON-CURRENT ASSETS
Investments
Public bonds	U$S	12	12
LIABILITIES
CURRENT LIABILITIES
Accounts payable
Vendors	US$	10	14
	G	38,361	35,200
	SDR	6	6
	EURO	1	1
Advances from customers	G	1,622	1,838
Related companies	US$	—	1
Debt
Corporate bonds—Principal	US$	226	226
	EURO	1,303	1,303
Banks loans and others—Principal	US$	498	511
		¥6,566	6,522
Fixed asset acquisitions—Principal	US$	604	604
	EURO	39	39
		¥11,652	11,652
Inventory acquisitions—Principal	US$	144	151
Accrued interests	US$	74	54
	EURO	125	100
		¥386	246
Compensatory interests	US$	10	8
		¥61	39
	EURO	3	2
Other liabilities
Declared and available dividends payable	US$	—	1
Declared and available Redemption of Class “A” Preferred shares payable	US$	4	4
Various	US$	—	1
Compensation and social benefits payable
Social benefits	G	1,937	—
NON-CURRENT LIABILITIES
Debt
Banks loans and others	US$	52	42
Fixed asset acquisitions	US$	—	1

US$ = United States Dollars; GFD = Golden Franc; SDR =Special drawing rights; G= Paraguayan guaranies; ¥ = Yen.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory regime of Compulsory Public Purchase Offer

Exhibit H

Consolidated statements of operations for the three months periods ended

March 31, 2003 and 2002 (Note 3.1.c)

EXPENSES INCURRED

(In million of Argentine constant pesos—Note 3.1.d)

	Cost of services provided	Administrative expenses	Sales expenses	Fixed assets —Work in progress	Total 2003
Wages and social benefits	48	23	41	—	112
Depreciation of fixed assets	379	17	53	—	449
Amortization of intangible assets	10	1	17	—	28
Taxes	17	—	3	—	20
Turnover tax	31	—	—	—	31
Tax on credits and debits in bank accounts and other operations	11	—	—	—	11
Materials and supplies	26	1	5	—	32
Transport and freight	3	1	2	—	6
Energy, water and others	6	1	1	—	8
Bad debts expense	—	—	7	—	7
Interconnection costs	28	—	—	—	28
Settlement outgoing expenses	21	—	—	—	21
Lease of circuits	11	—	—	—	11
Rents	8	2	2	—	12
Fees for debt restructuring process	—	5	—	—	5
Fees and counsel services	—	4	—	—	4
Repayment for services	9	2	7	—	18
Management fees	—	1	—	—	1
Advertising	—	—	5	—	5
Agent commissions and card sales	5	—	8	—	13
Commissions on collecting	—	—	12	—	12
Various	22	7	11	—	40

Total	635	65	174	—	874

	Cost of services provided	Administrative expenses	Sales expenses	Fixed assets —Work in progress	Total 2002
Wages and social benefits	87	38	75	3	203
Depreciation of fixed assets	416	22	79	—	517
Amortization of intangible assets	7	—	18	—	25
Taxes	28	5	3	—	36
Turnover tax	43	—	—	—	43
Taxes on bank debits and credits	15	—	—	—	15
Materials and supplies	35	3	5	—	43
Transport and freight	5	—	7	—	12
Energy, water and others	13	—	3	—	16
Bad debts expense	—	—	116	—	116
Interconnection costs	48	—	—	—	48
Settlement outgoing expenses	30	—	—	—	30
Lease of circuits	17	—	—	—	17
Rents	17	3	8	—	28
Fees and counsel services	—	5	—	—	5
Repayment for services	10	5	13	—	28
Management fees	20	2	—	—	22
Advertising	—	—	13	—	13
Agent commissions and card sales	5	—	9	—	14
Commissions on collecting	—	—	28	—	28
Various	28	8	8	—	44

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory regime of Compulsory Public Purchase Offer

Total	824	91	385	3	1,303

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory regime of Compulsory Public Purchase Offer

Exhibit I

Consolidated balance sheets at March 31, 2003 and

December 31, 2002 (Note 3.1.c)

AGING BREAKDOWN OF CONSOLIDATED BALANCE SHEETS CAPTIONS

(In million of Argentine constant pesos—Note 3.1.d)

Due date	Investments	Trade accounts receivable		Other receivables	Accounts payable		Debt		Compen- sation and social benefits payable	Taxes payable	Other liabilities
Total due	—	189		—	—		3,536	(a)	—	—	—

Not due
Payable	—	—		—	—		6,488	(a)	—	—	—
4.2003 to 6.2003	1,652	355		62	337		4		31	94	33
7.2003 to 9.2003	—	2		7	2		1		6	58	2
10.2003 to 12.2003	—	—		7	1		3		7	—	—
1.2004 to 3.2004	—	—		17	—		3		8	1	—
4.2004 to 3.2005	35	—		32	—		30		10	—	1
4.2005 to 3.2006	—	—		2	—		18		8	—	3
4.2006 to 3.2007	7	—		10	—		17		7	—	3
4.2007 to 3.2008	—	—		1	—		14		2	—	2
4.2008 to 3.2009	—	—		1	—		77		1	—	2
4.2009 and subsequent	2	—		103	—		—		—	—	17

Total not due	1,696	357		242	340		6,655		80	153	63

Total 2003	1,696	546		242	340	(b)	10,191		80	153	63

Balances with indexation clauses	—	—		23	8		—		—	—	—
Balances bearing interest	1,696	210		—	2		10,148		—	—	—
Balances not bearing interest	—	336		219	330		43		80	153	63

Total	1,696	546		242	340		10,191		80	153	63

Average annual interest rate (%)	4.37	(c	)	—	9.34		(d	)	—	—	—

(a)	Includes 98 corresponding to Núcleo (See Note 12).
(b)	There are payables in kind that amounted to 1
(c)	153 bear 50% over Banco Nación Argentina notes payable discount rate and 57 bear 6.16%.
(d)	See note 7.

Due date	Investments	Trade accounts receivable		Other receivables	Accounts payable		Debt		Compen- sation and social benefits payable	Taxes payable	Other liabilities
Total due	—	194		—	—		3,689	(e)	—	—	—

Not due
Payable	—	—		—	—		7,446		—	—	—
1.2003 to 3.2003	1,346	401		50	391		—		36	71	41
4.2003 to 6.2003	—	4		5	1		—		11	49	1
7.2003 to 9.2003	—	1		8	2		—		7	—	—
10.2003 to 12.2003	—	—		14	—		—		7	—	—
1.2004 to 12.2004	40	1		49	—		30		11	—	1
1.2005 to 12.2005	—	—		2	—		21		8	—	3
1.2006 to 12.2006	6	—		1	—		18		7	—	3
1.2007 to 12.2007	—	—		1	—		15		2	—	2
1.2008 to 12.2008	—	—		1	—		61		1	—	2
1.2009 and subsequent	2	—		85	—		—		—	—	18

Total not due	1,394	407		216	394		7,591		90	120	71

Total 2002	1,394	601		216	394	(b)	11,280		90	120	71

Balances with indexation clauses	—	—		31	17		—		—	—	—
Balances bearing interest	1,394	209		—	2		11,246		—	—	—
Balances not bearing interest	—	392		185	375		34		90	120	71

Total	1,394	601		216	394		11,280		90	120	71

Average annual interest rate (%)	6.91	(f	)	—	9.43		—		—	—	—

(e)	Includes 113 corresponding to Núcleo.
(f)	154 bear 50% over Banco Nación Argentina notes payable discount rate and 55 bear 9.02%.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory regime of Compulsory Public Purchase Offer

REPORT ON LIMITED REVIEW

OF INTERIM FINANCIAL STATEMENTS

To the Directors and Shareholders of

Nortel Inversora S.A.

1.	We have performed a limited review of the accompanying consolidated balance sheet of Nortel Inversora S.A. (“Nortel”) as of March 31, 2003 and the related statements of income, changes in shareholders’ equity and cash flows for the three-month period then ended. These financial statements and those mentioned in point 7 of this report are the responsibility of the Company’s management.

2.	Our review was limited to the application of the procedures established by Technical Pronouncement No. 7 of the Argentine Federation of Professional Councils in Economic Sciences for limited reviews of interim financial statements which consist mainly of the application of analytical procedures to the amounts disclosed in the financial statements and inquiries made of Company staff responsible for the preparation of the information included in the financial statements and of its subsequent analysis. These reviews are substantially less in scope than an audit, the objective of which is to express an opinion on the financial statements under review. Accordingly, we do not express such an opinion.

3.	As indicated in Note 3.1.d) to the accompanying consolidated financial statements and in accordance with the regulations of the corporate control authorities, the Company has not recognized on its books the effects of changes in the purchasing power of the currency arising as from March 1, 2003, as required by the professional accounting standards in effect in the Autonomous City of Buenos Aires, Argentina. The effects of not having recognized those changes were not material in relation to the accompanying financial statements.

4.	As a consequence of the economic crisis in Argentina which has affected the Company and the operations of its subsidiaries as from late 2001, the Government issued certain measures which mainly affected fiscal 2002. The future evolution of the economic crisis may require that the Government modify some measure adopted or issue additional regulations. Consequently, the financial statements mentioned in point 1 of this report must be read in the light of these circumstances.

5.	The limited review auditor’s report on the consolidated financial statements of the subsidiary Telecom Argentina Stet-France Telecom S.A. (“Telecom”) as of March 31, 2003 includes the following explanations and observations prior to the paragraph containing the representation resulting from the limited review:

a)

“5. As mentioned in Notes 3.2.h), 11 and 12 to the accompanying consolidated financial statements, the Law on Public Emergency and Exchange System Reform suspended the clauses establishing restatement in dollars or other foreign currencies, or other indexation clauses in the contracts entered into with the Public Administration. Thus, the Company’s

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory regime of Compulsory Public Purchase Offer tariffs were set in pesos at the exchange rate of $1 per US$1 subject to renegotiation, as established in the regulations issued for such purpose, while part of its costs and debts are denominated in foreign currency. Consequently, the Company’s operating conditions have been altered, adversely affecting its economic and financial equation. The consequences of these circumstances were reflected in the negative results and in the reduction of Telecom’s equity recording during the year ended December 31, 2002 and in the matters mentioned in point 6 of this report. Recoverability of the fixed assets, intangible assets, goodwill and tax credits (minimum notional income tax) of Telecom and its subsidiaries at March 31, 2003 depends on the evolution of these conditions and the fulfillment of the premises used for the preparation of the economic and financial projections prepared based on information available at that date.

b)	6. During the first half of 2002, the Board of Directors of Telecom decided to suspend payment of principal and interest on its total financial debt and on that of its subsidiaries in Argentina. At the date of this report the Telecom Group has a total unpaid principal debt amounting to US$ 692 million, Euros 503 million, Yen 5,143 million and $ 192 million and interest amounting to US$ 65 million, Euros 83 million, Yen 282 million and $ 18 million, as mentioned in Note 12 to the accompanying consolidated financial statements. As indicated in that note, the Company is developing a plan for the restructuring of its total debt and that of its subsidiaries, and has made a tender offer for the acquisition of its debt instruments.

c)	7. The accompanying consolidated financial statements of Telecom at March 31, 2003 were prepared considering the continuity of the normal course of business of the Company and its subsidiaries, applying assets and liabilities valuation and classification criteria corresponding to a going concern and, therefore, they do not contemplate possible adjustments related to the recoverability and classification of assets and/or the sufficiency and classification of liabilities that may be required if the uncertainties described above are not resolved in favor of the Company.

d)	8. Our report on limited review of the financial statements of Personal at March 31, 2003, issued on May 9, 2003 includes observations regarding: a) the recoverability of fixed assets, intangible assets and tax credits (minimum notional income tax) depends on the fulfillment of the premises used to prepare the economic and financial projections; b) the suspension of principal and interest payments decided by the Board of Directors of Telecom, the exercise by certain creditors of Personal and its subsidiary Núcleo of their right to request accelerated repayment of loans and the restructuring of the total financial debt and c) the financial statements were prepared considering the continuity of the normal course of business of the Company and its subsidiary Núcleo, applying assets and liabilities valuation and classification criteria applicable to a going concern and, therefore, they do not contemplate the possible adjustments related to the recoverability and classification of assets and/or the sufficiency and classification of liabilities, that might be required if the uncertainties described above are not resolved in favor of the Company.

e)

9. The report on limited review of the financial statements of Publicom at March 31, 2003, issued on May 9, 2003, includes observations regarding: a) the recoverability of fixed assets, intangible assets and tax credits depends on the fulfillment of the premises used to prepare the economic and financial projections; b) the suspension of principal and interest payments decided by the Board of Directors of Telecom, the exercise by certain creditors of Publicom

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory regime of Compulsory Public Purchase Offer of their right to request accelerated repayment of loans and the restructuring of the total financial debt and c) the financial statements were prepared considering the continuity of the normal course of business of the Company, applying assets and liabilities valuation and classification criteria applicable to a going concern and, therefore, they do not contemplate the possible adjustments related to the recoverability and classification of assets and/or the sufficiency and classification of liabilities, which might be required if the uncertainties described above are not resolved in favor of the Company.”

6.	The accompanying consolidated financial statements of Nortel at March 31, 2003 were prepared considering the continuity of the normal course of business of the Company and its subsidiaries, applying assets and liabilities valuation and classification criteria corresponding to a going concern and, therefore, they do not contemplate possible adjustments related to the recoverability and classification of assets and/or the sufficiency and classification of liabilities that may be required if the uncertainties described above are not resolved in favor of the Company.

7.	In connection with the consolidated balance sheet of Nortel at December 31, 2002 and the consolidated statements of changes in shareholders’ equity, of income and of cash flows for the three-month period ended on March 31, 2002, presented for comparative purposes, we report that:

(a)	Henry Martin, Lisdero y Asociados, in its capacity as member firm of Ernst & Young (“HML”), issued an audit report on March 10, 2003 on the consolidated financial statements of Nortel at December 31, 2002, with unquantified qualifications due to uncertainties related to: 1) the continuity of the normal operations of the Company and its subsidiaries.2) the evolution of the crisis and its effects on the evaluations and estimates made by Company Management and that of its Subsidiaries; and 3) the situations described in the auditors’ report issued on March 10, 2003 detailed in point 5 clauses a) and b). We have not audited any financial statements at any date or for any period subsequent to December 31, 2002.

(b)	on June 6, 2002, HML issued a report on limited review on the consolidated financial statements of Nortel, for the three-month period ended on March 31, 2002, including certain paragraphs due to uncertainties related to the situations mentioned in point (a) above. Furthermore, an observation was included due to the lack of recognition of the effects of changes in the purchasing power of the currency. As indicated in Note 3.1.d) to the consolidated financial statements, the accompanying financial statements at March 31, 2002 for comparative purposes have been adjusted for inflation.

8.	Based on our review, we have not become aware of any significant changes having to be made to the financial statements mentioned in point 1 of this report for them to be disclosed in conformity with professional accounting standards in effect in the Autonomous City of Buenos Aires, Argentina, and pertinent regulations of the Corporations Law and National Securities Commission. This statement must be read considering the uncertainties described in points 5 and 6 of this report, the outcome of which cannot be determined at the date of this report.

9.	The Board of Directors of Nortel presents in Note 18 to the accompanying consolidated financial statements a description of the main differences between the professional accounting

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory regime of Compulsory Public Purchase Offer standards applied by Nortel and its subsidiaries for the preparation of its consolidated financial statements and the professional accounting standards in effect in the United States of America. The information included in that note is not required by the professional accounting standards in effect in Argentina.

10.	Amounts shown in Note 16 to the accompanying consolidated financial statements represent additional information to that required by the professional accounting standards in force in Argentina. That note presents: a) certain amounts used as basis for the preparation of information in constant currency, b) the amounts, disclosed on a global basis, corresponding to changes in internal wholesale price indices between January 1, 2003 and February 28, 2003 and c) total values adjusted for inflation, which agree with those presented in the financial statements of Nortel at March 31, 2003 mentioned in point 1 of this report.

11.	In compliance with current regulations, we report that:

a)	the financial statements mentioned in point 1 of this report have been transcribed to the Inventory and Balance Sheet book.

b)	the financial statements of Nortel at March 31, 2003 arise from accounting records carried in all formal respects in accordance with current regulations;

c)	we have read the Summary of Activity on the financial statements on which, as regards those matters that are within our competence, we have no observations to make other than those indicated in points 5 and 6;

d)	at March 31, 2003, the debt corresponding to withholdings and contributions to the Integrated Retirement and Survivors’ Benefit System according to the Company’s accounting records amounts to $4.304,46, none of which was claimable at that date.

Autonomous City of Buenos Aires, May 9, 2003.

PRICE WATERHOUSE & CO.	PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.

Juan C. Grassi (Partner)	Aldo Oscar Carugati (Partner)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: May 22, 2003	By:	/s/ Maria Elvira Cosentino
Name: Maria Elvira Cosentino
Title: General Manager and Sole Officer